Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 May 2016

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group’s (RBS) restructuring which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBS’s CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBS’s IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations RBS’s future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBS’s exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in RBS’s 2015 Annual Report on Form 20-F. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the uncertainty relating to the referendum on the UK’s membership of the European Union and the consequences of it; the separation and divestment of Williams & Glyn; RBS’s ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS’s ability to achieve its capital and leverage requirements or targets which will depend on RBS’s success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS’s IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS’s ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Basis of preparation

RBS reports in conformity with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (the “statutory” basis). In 2015, the Group implemented reporting changes in relation to the presentation of its results and the following items which were previously reported separately as reconciling items after operating profit, are now reported within operating profit on a statutory basis: Own credit adjustments; Gain/(loss) on redemption of own debt; Write-down of goodwill and Strategic disposals.

The directors manage RBS’s performance by class of business, as is presented in the analysis of results on pages 14 to 21 (the “non-statutory” basis). As a result non-statutory results continue to show such items as separate line items: Own credit adjustments; Gain/(loss) on redemption of own debt; Write-down of goodwill; Strategic disposals; Restructuring costs; and Litigation and conduct costs.

The presentation of operating profit, operating expenses, total income and other performance measures excluding the impact of: Own credit adjustments; Gain/(loss) on redemption of own debt; Write-down of goodwill; Strategic disposals; Restructuring costs; and Litigation and conduct costs are a non-GAAP financial measures.

In addition, management manages the Group’s operations by franchise. As a result, the presentation of Personal & Business Banking (PBB) combines the reportable segments of UK Personal & Business Banking and Ulster Bank RoI and is a non-GAAP financial measure. The presentation of Commercial and Private Banking (CPB) combines the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI) and is also a non-GAAP financial measure.

Lastly the presentation of the cost savings against 2015 target shown within the Highlights which excludes litigation and conduct costs, restructuring costs, write down of goodwill and other intangible assets and other operating costs of William’s & Glyn is a non-GAAP financial measure.

RBS prepares its financial statements in accordance with IFRS as adopted by the European Union (EU). The EU has not adopted the complete text of IAS 39; it has relaxed some of the standard's hedging requirements. RBS has not taken advantage of this relaxation. Its financial statements are prepared in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (‘GAAP’). A non-GAAP financial measure excludes or includes amounts that would be included or excluded in the most comparable GAAP measure. RBS presents certain non-GAAP (‘non-statutory’) measures as management believes that they facilitate a more meaningful analysis of RBS’s results and financial condition. These non-statutory financial measures do not replace GAAP measures and reconciliations to the closest equivalent GAAP measure are presented throughout this document and in the segment performance on pages 22 to 30.

Recent developments

Set out below are certain recent developments that are subsequent to the issuance of the IMS on 29 April and are additional to those disclosed in Note 6.

Appointment of a Non-Executive Director

On 16 May 2016 RBS announced that Frank Dangeard had been appointed as a Non-executive Director, with immediate effect.

Conclusion of Crown Office investigation into RBS

On 12 May 2016, the Crown Office and Procurator Fiscal Service in Scotland announced that it has concluded its investigation into RBS’s 2008 Rights Issue and that it had found insufficient evidence of criminal conduct either in relation to RBS as an institution or any directors or other senior management involved in the Rights Issue.

UK retail banking

On 17 May 2016, the Competition & Markets Authority (CMA) published its provisional decision on remedies. The CMA has provisionally decided upon remedies which are broadly similar to those set out in its October 2015 notice of possible remedies, and its March 2016 supplemental notice of possible remedies. Responses to the provisional decision on remedies are due by 7 June 2016. Following this the CMA is scheduled to publish its final report in early August 2016, ahead of the statutory deadline.

Consolidated income statement for the period ended 31 March 2016

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015*
	£m	£m	£m

Interest receivable	2,829	2,855	3,076
Interest payable	(673)	(693)	(873)

Net interest income	2,156	2,162	2,203

Fees and commissions receivable	866	904	989
Fees and commissions payable	(212)	(251)	(177)
Income from trading activities	38	15	330
Loss on redemption of own debt	-	(263)	-
Other operating income	216	(83)	174

Non-interest income	908	322	1,316

Total income	3,064	2,484	3,519

Staff costs	(1,323)	(1,277)	(1,341)
Premises and equipment	(324)	(447)	(419)
Other administrative expenses	(575)	(3,192)	(1,339)
Depreciation, amortisation and write downs	(178)	(186)	(512)
Write down of goodwill and other intangible assets	(20)	(659)	-

Operating expenses	(2,420)	(5,761)	(3,611)

Profit/(loss) before impairment losses	644	(3,277)	(92)
Impairment (losses)/releases	(223)	327	129

Operating profit/(loss) before tax	421	(2,950)	37
Tax (charge)/credit	(80)	261	(190)

Profit/(loss) from continuing operations	341	(2,689)	(153)
Profit/(loss) from discontinued operations, net of tax	-	90	(316)

Profit/(loss) for the period	341	(2,599)	(469)

Attributable to:
Non-controlling interests	22	20	(84)
Preference share and other dividends	94	121	74
Dividend access share	1,193	-	-
Ordinary shareholders	(968)	(2,740)	(459)

	341	(2,599)	(469)

Loss per ordinary share (EPS)
Basic and diluted EPS from continuing and discontinued operations	(8.3p)	(23.6p)	(4.0p)
Basic and diluted EPS from continuing operations	(8.3p)	(24.5p)	(2.2p)

* Restated, refer to Note 1 on page 36 for further details.
Statutory results for further information see pages 31 to 40.

Consolidated balance sheet at 31 March 2016

	31 March	31 December
	2016	2015
	£m	£m

Assets
Cash and balances at central banks	72,083	79,404
Net loans and advances to banks	19,295	18,361
Reverse repurchase agreements and stock borrowing	15,037	12,285
Loans and advances to banks	34,332	30,646
Net loans and advances to customers	317,088	306,334
Reverse repurchase agreements and stock borrowing	27,319	27,558
Loans and advances to customers	344,407	333,892
Debt securities	87,622	82,097
Equity shares	1,255	1,361
Settlement balances	9,331	4,116
Derivatives	312,217	262,514
Intangible assets	6,534	6,537
Property, plant and equipment	4,552	4,482
Deferred tax	2,160	2,631
Prepayments, accrued income and other assets	5,032	4,242
Assets of disposal groups	3,405	3,486

Total assets	882,930	815,408

Liabilities
Bank deposits	31,774	28,030
Repurchase agreements and stock lending	12,120	10,266
Deposits by banks	43,894	38,296
Customer deposits	352,344	343,186
Repurchase agreements and stock lending	26,910	27,112
Customer accounts	379,254	370,298
Debt securities in issue	29,576	31,150
Settlement balances	8,808	3,390
Short positions	22,666	20,809
Derivatives	304,789	254,705
Provisions, accruals and other liabilities	14,748	15,115
Retirement benefit liabilities	519	3,789
Deferred tax	825	882
Subordinated liabilities	20,870	19,847
Liabilities of disposal groups	2,816	2,980

Total liabilities	828,765	761,261

Equity
Non-controlling interests	788	716
Owners’ equity*
Called up share capital	11,662	11,625
Reserves	41,715	41,806

Total equity	54,165	54,147

Total liabilities and equity	882,930	815,408

* Owners’ equity attributable to:
Ordinary shareholders	47,426	47,480
Other equity owners	5,951	5,951

	53,377	53,431

Statutory results for further information see pages 31 to 40.

Highlights

RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders, and remains committed to delivering its 2016 targets. RBS reported an operating profit before tax of £421 million for Q1 2016. A loss attributable to ordinary shareholders of £968 million included payment of the final Dividend Access Share (DAS) dividend of £1,193 million to the UK Government.

Total income was broadly stable compared with Q1 2015 across our core Personal & Business Banking (PBB) (consisting of UK Personal & Business Banking (UKPBB) and Ulster Bank RoI) and Commercial & Private Banking (CPB) (consisting of Commercial Banking, Private Banking and RBS International (RBSI)) franchises. In Q1 2016, core PBB and CPB net loans and advances grew by 15% on an annualised basis with strong growth in both the mortgage and commercial businesses. RBS has made good progress on customer Net Promoter Score (NPS) in the last year, although there still remains much to do. Common Equity Tier 1 ratio (CET1) of 14.6% remains in excess of target.

As a result of further extensive analysis on the separation and divestment of Williams & Glyn throughout Q1 2016, we have recently concluded that there is a significant risk that this will not be achieved by 31 December 2017 and alternative means to achieve this are being explored.

●

A loss attributable to ordinary shareholders of £968 million in Q1 2016 compared with £459 million in Q1 2015. Excluding the final DAS dividend of £1,193 million, the Bank made an attributable profit attributable to ordinary shareholders of £225 million notwithstanding IFRS volatility(1) losses of £356 million, restructuring costs of £238 million and an impairment charge of £223 million largely related to its shipping portfolio. An own credit adjustment gain of £256 million was recorded in Q1 2016.

●

Operating profit before tax was £421 million in Q1 2016 compared with £37 million in Q1 2015. Operating profit before tax excluding restructuring costs (Q1 2016 - £238 million; Q1 2015 - £447 million), litigation and conduct costs (Q1 2016 - £31 million; Q1 2015 - £856 million) and strategic disposals (Q1 2016 - £6 million loss; Q1 2015 - £135 million loss) of £440 million in Q1 2016 was down from £1,355 million in Q1 2015 primarily due to Capital Resolution and the IFRS volatility charge.

○

UK PBB operating profit was £509 million compared with £201 million in Q1 2015. Operating profit excluding restructuring costs (Q1 2016 - £22 million; Q1 2015 - £30 million) and litigation and conduct costs (Q1 2016 - nil; Q1 2015 - £354 million) of £531 million was £54 million, or 9%, lower than in Q1 2015.  Including business transfers of £1.1 billion, net loans and advances increased by £10.1 billion compared with Q1 2015 primarily driven by strong mortgage growth. Total income fell by 3% compared with Q1 2015 reflecting margin pressure and reduced fee income, but was 2% higher than Q4 2015 as margins stabilised.

○

Commercial Banking operating profit of £401 million was 7% up on Q1 2015.  Including transfers of £1.1 billion, net loans and advances increased by £5.1 billion in the quarter helping to drive an 8% increase in income.

	○	Ulster Bank RoI operating profit was stable at £61 million compared with £63 million in Q1 2015.
○

Private Banking operating profit was 77% lower at £10 million, as the business continues to invest in its infrastructure, whilst RBS International operating profit was stable compared with Q1 2015 at £52 million, with return on equity remaining strong at 16%.

Notes:

(1)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Highlights

○

CIB recorded total income of £341 million in Q1 2016. Total income excluding own credit adjustment gain (Q1 2016 - £64 million; Q1 2015 - £46 million) and which included a £42 million transfer of portfolios to Commercial Banking of £277 million was £207 million lower than Q1 2015, reflecting difficult market conditions and the reduced scale of the business. Operating loss was £20 million compared with £279 million in Q1 2015. Excluding own credit adjustments (Q1 2016 - £64 million; Q1 2015 - £46 million), restructuring costs (Q1 2016 - £12 million; Q1 2015 - £91 million and litigation and conduct costs (Q1 2016 - £18 million; Q1 2015 - £334 million) operating loss was £54 million compared with a £100 million profit in Q1 2015. Expenses reduced by 56% compared with Q1 2015 as CIB moves towards a sustainable cost base.

○

Capital Resolution reported an operating loss of £301 million compared with £172 million in Q1 2015.   Excluding own credit adjustments (Q1 2016 - £108 million; Q1 2015 - £65 million), strategic disposal losses (Q1 2016 - £6 million; Q1 2015 - £14 million), restructuring costs (Q1 2016 - £16 million; Q1 2015 - £200 million) and litigation and conduct costs (Q1 2016 - £10 million; Q1 2015 - £166 million) operating loss was £377 million, compared with an operating profit of £143 million in Q1 2015. A net impairment charge of £196 million was recognised in Q1 2016, principally in relation to the shipping portfolio. RWAs reduced by £36.7 billion from Q1 2015 to £47.6 billion.

○

Net interest margin (NIM) was stable compared with Q1 2015 at 2.15% as the benefit from reductions in the low yielding non-core assets has been largely offset by modest asset margin pressure and mix impacts across the core franchises.

○

Operating expenses were down by £1,191 million compared with Q1 2015.  Operating expenses excluding restructuring costs (Q1 2016 - £238 million; Q1 2015 - £447 million), litigation and conduct costs (Q1 2016 - £31 million; Q1 2015 - £856 million), losses on strategic disposals (Q1 2016 - £6 million; Q1 2015 - £135 million), write down of intangible assets, (Q1 2016 - £10 million; Q1 2015 – nil), and costs associated with Williams & Glyn (Q1 2016 - £98 million; Q1 2015 - £76 million) were down £189 million.

○

Restructuring costs were £238 million in the quarter, down £209 million, or 47%, compared with Q1 2015.  Litigation and conduct costs of £31 million compared with £856 million in Q1 2015 and £2,124 million in Q4 2015, which included additional provisions for mortgage-backed securities and foreign exchange litigation in the US, additional PPI provisions and other customer redress.

○

Further to the announcement on 27 January 2016, RBS made a payment of £4.2 billion during March to The Royal Bank of Scotland Group Pension Fund, being an accelerated payment of existing committed future contributions. The impact of the £4.2 billion accelerated payment was largely reflected in the year end financial statements; the incremental impact of the accelerated payment being made during March was to reduce the CET1 ratio by around 30 basis points.

Progress on 2016 targets

RBS remains committed to achieving all its priority targets for 2016

Strategy goal	2016 target	Q1 2016 Progress
Strength and sustainability	Maintain Bank CET1 ratio of 13%	CET1 ratio of 14.6%
	£2 billion AT1 issuance	Continue to plan to issue in 2016, subject to market conditions
	Capital Resolution RWAs around £30 billion	RWAs down £1.4 billion to £47.6 billion despite adverse exchange rate and interest rate movements
Customer experience	Narrow the gap to No.1 in NPS in every primary UK brand	Year on year Ulster Bank Personal (NI) has narrowed the gap, and our NatWest and Royal Bank brands show improvements in NPS
Simplifying the bank	Reduce operating expenses by £800 million	Operating expenses down £189 million(1); on track
Supporting growth	Net 4% growth in PBB and CPB customer loans	Net lending in PBB and CPB up 15% on an annualised basis in the quarter
Employee engagement	Raise employee engagement to within two points of the GFS norm	Reviewed annually during Q3

Note:

(1)

Excluding restructuring costs (Q1 2016 - £238 million; Q1 2015 - £447 million), litigation and conduct costs (Q1 2016 - £31 million; Q1 2015 - £856 million), losses on strategic disposals (Q1 2016 - £6 million; Q1 2015 - £135 million), write down of intangible assets, (Q1 2016 - £10 million; Q1 2015 – nil), and costs associated with Williams & Glyn (Q1 2016 - £98 million; Q1 2015 - £76 million) were down £189 million.

Highlights

Building a stronger RBS

●	RBS remains on track with its plan to build a strong, simple, fair bank for customers and shareholders.
●

CET1 ratio remains ahead of our 13% target. The 90 basis points reduction in the CET1 ratio during the quarter was largely due to the payment of the final Dividend Access Share dividend, 50 basis points, and the accelerated pension payment, 30 basis points, actions that have been taken to normalise the ownership structure and increase the long-term resilience of the Bank.

●

RWAs increased by £6.9 billion during the quarter to £249.5 billion driven by strong loan growth alongside market volatility and exchange rate movements as sterling weakened over the quarter. Although market conditions have been difficult in Q1 2016, we remain on track to reduce RWAs by £19 billion in Capital Resolution to around £30 billion by the end of 2016.

●

RBS’s leverage ratio reduced from 5.6% to 5.3% principally due to the loss attributable to ordinary shareholders in the quarter. RBS continues to plan to issue £2 billion AT1 capital notes in 2016, subject to market conditions, which will provide further balance sheet resilience.

●

RBS successfully completed two senior unsecured debt issuances: €1.5 billion seven year 2.5% notes and $1.5 billion ten year 4.8% notes. The debt will be eligible to meet RBS’s Minimum Requirement for Own Funds and Eligible Liabilities (MREL) and forms a significant part of our targeted £3-5 billion senior debt issuance for 2016.

●

On 8 April 2016, RBS successfully completed the cash tender of £2.3 billion of certain US dollar, sterling and euro senior debt securities.  The tender offers were part of the on-going transition to a holding company capital and term funding model in line with regulatory requirements and included securities that RBS considers non-compliant for MREL purposes. RBS will recognise a loss of c.£66 million in its Q2 2016 results in relation to the tender offer. Over the last six months to the end of April, RBS has reduced term funding by £11.7 billion.

●

On 11 April 2016, we completed the successful transfer of the Coutts International businesses in Asia and the Middle East to Union Bancaire Privée, the final milestone in the sale of our International Private Bank. We also completed the sale of our Russian subsidiary in early April.

●

RBS continued to deliver strong support for both household and business customers. Within UK PBB, gross new mortgage lending almost doubled from a subdued Q1 2015 performance to £7.0 billion. Our flow market share in Q1 2016 was approximately 11.4% compared with stock share of 8.3%. Buy-to-let new mortgage lending was £1.5 billion compared with £0.8 billion in Q1 2015 and £1.3 billion in Q4 2015. We now have nearly 1,000 mortgage advisors supporting our customers, an increase of over 20% since the beginning of 2015. Net new lending in Commercial Banking totalled £6.5 billion. Q1 2016 represents the fifth successive quarter of net lending growth in Commercial Banking.

●	The Reward account continues to show positive momentum and now has 539,000 fee-paying customers compared with 202,000 at 31 December 2015.
●

We continue to make better use of our digital channels to make it simpler to serve our customers and for them to do business with us.  Online mortgage renewals more than doubled to £3.0 billion compared with Q1 2015, and NatWest customers can now apply for personal loans or credit cards via the mobile app. Active users of our mobile app increased by 20% over the last year, with over 200,000 new users in Q1 2016.

Highlights

Customer

RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)

Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’.  Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have an NPS for 2016. Year-on-year, NatWest Personal Banking, NatWest Business Banking and Royal Bank of Scotland Personal Banking have seen significant improvements in NPS.

In recent years, the bank has launched a number of initiatives to make it simpler, fairer and easier to do business, and it continues to deliver on the commitments that it made to its customers in 2014.

		Q1 2015	Q4 2015	Q1 2016	Year end 2016 target
Personal Banking	NatWest (England & Wales)(1)	5	9	13	15
	Royal Bank of Scotland (Scotland)(1)	-18	-9	-6	-5
	Ulster Bank (Northern Ireland)(2)	-18	-9	-14	-3
	Ulster Bank (Republic of Ireland)(2)	-16	-14	-12	-10
Business Banking	NatWest (England & Wales)(3)	-6	9	9	13
	Royal Bank of Scotland (Scotland)(3)	-17	-7	-7	2
Ulster Bank Corporate	Ulster Bank (Northern Ireland) (4)	n/a	-19	-10	-4
	Ulster Bank (Republic of Ireland) (5)	n/a	-21	n/a	-15
Commercial Banking(6)		12	9	15	17

Highlights

Customer Trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Customer trust in RBS has continued to improve and is at its highest in two years. NatWest has not changed since last quarter - both are currently on track to meet the 2016 year end target.

		Q1 2015	Q4 2015	Q1 2016	Year end 2016 target
Customer trust(7)	NatWest (England & Wales)	44%	48%	48%	51%
	Royal Bank of Scotland (Scotland)	10%	14%	21%	26%

Notes:

(1)

Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3464) Royal Bank of Scotland (Scotland) (607). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?“

(2)

Source: Coyne Research 12 month rolling data. Latest base sizes: Ulster Bank NI (359) Ulster Bank RoI (344) Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)

Source: Charterhouse Research Business Banking Survey (GB), based on interviews with businesses with an annual turnover up to £2 million. Quarterly rolling data. Latest base sizes: NatWest England & Wales (1347), RBS Scotland (425). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland, 4 quarter rolling data.

(4)

Source: Charterhouse Research Business Banking Survey (NI). Latest base size: Ulster (383) Weighted by turnover and industry sector to be representative of businesses in Northern Ireland, 4 quarter rolling data.

In 2016 we switched the source of advocacy measurement for Ulster Bank Corporate NI to the Charterhouse Business Banking Study.  Charterhouse is a recognised, independent syndicate study that provides more frequent reporting of NPS as well as additional diagnostic customer feedback to help us improve the customer experience.  The Q4 2015 figure has been restated to reflect this.

(5)

Source: PWC Republic of Ireland Business Banking Tracker. Data collected annually. Latest base sizes: Ulster Bank RoI (222). Weighted by turnover to be representative of businesses in the Republic of Ireland.

(6)

Source: Charterhouse Research Business Banking Survey (GB), based on interviews with businesses with annual turnover between £2 million and £1 billion.  Latest base size: RBSG Great Britain (888). Weighted by region and turnover to be representative of businesses in Great Britain, 4 quarter rolling data.

(7)

Source: Populus. Latest quarter’s data.  Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (920), RBS Scotland (199).

Highlights

Outlook

●

We expect PBB and CPB income to be broadly stable in 2016 compared with 2015 as strong planned balance sheet growth, particularly in mortgages but also in core commercial lending, is balanced by headwinds from low interest rates and the uncertain macroeconomic environment.  In Q1 2016 income was broadly stable across the combined PBB and CPB business. Compared with 2015, we expect to see modest income erosion in CIB following a difficult Q1 2016, albeit performance improved towards the end of the quarter.

●

RBS remains on track to achieve an £800 million cost reduction in 2016 after achieving a £189 million(1) reduction in the first quarter. We retain our expectation that cost reduction will exceed any income erosion across our combined core businesses. We will incur a charge of approximately £50 million in respect of the Financial Services Compensation Scheme (FSCS) levy in our Q2 2016 results.

●

We anticipate a modest net impairment charge for the year in our core franchises. The impairment charge taken in the quarter largely related to the shipping portfolio and we continue to anticipate additional net impairments in the Capital Resolution business. We also recognise the increased risk of large single name events across our portfolios given the uncertain macroeconomic environment.

●	Restructuring costs are expected to remain high in 2016, totalling over £1 billion.
●

We expect Capital Resolution disposal losses of approximately £1.5 billion over the period 2015-19, and we anticipate that we will incur most of the remaining losses in 2016 (2015 - £367 million). Losses in Q1 2016 almost entirely comprise the £226 million impairment relating to the shipping portfolio. Although market conditions have been difficult in Q1 2016, Capital Resolution remains on track to reduce RWAs to around £30 billion by the end of 2016 following a £1.4 billion reduction in Q1 2016.

●

We continue to deal with a range of uncertainties in the external environment, not least those caused by the forthcoming referendum on the UK’s continuing membership of the European Union.  We will also have to manage conduct-related investigations and litigation, including US RMBS, throughout 2016, and substantial related incremental provisions may be recognised during the year.

Williams & Glyn

●

RBS announced an update on its plans to divest Williams & Glyn on 28 April 2016. Since the last update provided with the 2015 Annual Results, we have undertaken further extensive analysis on the separation and divestment of Williams & Glyn. As a result of this analysis, we have concluded that there is a significant risk that the separation and divestment to which we are committed will not be achieved by 31 December 2017. Due to the complexities of Williams & Glyn's customer and product mix, the programme to create a cloned banking platform continues to be very challenging and the timetable to achieve separation is uncertain. RBS is exploring alternative means to achieve separation and divestment. The overall financial impact on RBS is now likely to be significantly greater than previously estimated.

Note:

(1)

Excluding restructuring costs (Q1 2016 - £238 million; Q1 2015 - £447 million), litigation and conduct costs (Q1 2016 - £31 million; Q1 2015 - £856 million), losses on strategic disposals (Q1 2016 - £6 million; Q1 2015 - £135 million), write down of intangible assets, (Q1 2016 - £10 million; Q1 2015 – nil), and costs associated with Williams & Glyn (Q1 2016 - £98 million; Q1 2015 - £76 million) were down £189 million.

Analysis of results*

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Net interest income	£m	£m	£m

Net interest income
RBS	2,156	2,162	2,203

- UK Personal & Business Banking	1,019	1,030	1,032
- Ulster Bank RoI	105	85	95
- Commercial Banking	536	512	482
- Private Banking	113	108	110
- RBS International	75	78	76
- Corporate & Institutional Banking	19	28	14
- Capital Resolution	86	6	157
- Williams & Glyn	162	165	163
- Central items & other	41	150	74

Average interest-earning assets (IEA)
RBS	403,275	406,952	415,579

- UK Personal & Business Banking	135,793	134,687	127,973
- Ulster Bank RoI	24,178	23,195	23,244
- Commercial Banking	114,855	111,600	103,479
- Private Banking	16,259	16,025	15,575
- RBS International	21,075	20,773	20,639
- Corporate & Institutional Banking	11,568	10,190	14,227
- Capital Resolution	30,767	39,875	82,990
- Williams & Glyn	23,356	23,327	22,636
- Central items & other	25,424	27,280	4,816

Yields, spreads and margins of the banking business

Gross yield on interest-earning assets of the banking business (1)	2.82%	2.78%	3.00%
Cost of interest-bearing liabilities of banking business	(1.04%)	(1.02%)	(1.25%)

Interest spread of banking business (2)	1.78%	1.76%	1.75%
Benefit from interest-free funds	0.37%	0.35%	0.40%

Net interest margin (3)
RBS	2.15%	2.11%	2.15%

- UK Personal & Business Banking (4)	3.02%	3.03%	3.27%
- Ulster Bank RoI (4)	1.75%	1.45%	1.66%
- Commercial Banking (4)	1.88%	1.82%	1.89%
- Private Banking (4)	2.80%	2.67%	2.86%
- RBS International (4)	1.43%	1.49%	1.49%
- Corporate & Institutional Banking	0.66%	1.09%	0.40%
- Capital Resolution	1.12%	0.06%	0.77%
- Williams & Glyn	2.79%	2.81%	2.92%

Third party customer rates (5)
Third party customer asset rate
- UK Personal & Business Banking	3.95%	4.00%	4.21%
- Ulster Bank RoI (6)	2.33%	2.19%	2.28%
- Commercial Banking	2.87%	2.84%	2.98%
- Private Banking	3.01%	3.06%	3.19%
- RBS International	3.29%	3.09%	3.15%
Third party customer funding rate
- UK Personal & Business Banking	(0.62%)	(0.63%)	(0.71%)
- Ulster Bank RoI (6)	(0.59%)	(0.74%)	(1.05%)
- Commercial Banking	(0.35%)	(0.36%)	(0.39%)
- Private Banking	(0.23%)	(0.25%)	(0.28%)
- RBS International	(0.24%)	(0.24%)	(0.45%)

* statutory basis

Analysis of results

Key points

•

Net interest income of £2,156 million was down £47 million, or 2%, compared with £2,203 million in Q1 2015 principally driven by a 45% reduction in Capital Resolution to £86 million in line with the planned shrinkage of the balance sheet. Partially offsetting, Commercial Banking net interest income increased £54 million, or 11%, to £536 million reflecting increased asset volumes. Q1 2016 net interest income benefits from one additional day compared with Q1 2015, £24 million, and is impacted by one fewer day compared with Q4 2015, £24 million.

•

NIM for RBS of 2.15% was stable compared with Q1 2015 as the benefit associated with reductions in the low yielding ‘non-core’ assets has been offset by modest asset margin pressure and mix impacts across the core franchises.  NIM was 4 basis points higher than Q4 2015 principally reflecting rundown of the low yielding ‘non-core’ assets.

•	NIM for our combined core PBB and CPB franchises was 2.38% in Q1 2016 compared with 2.50% in Q1 2015 and 2.35% in Q4 2015.
•

In UK PBB, NIM declined by 25 basis points to 3.02% compared with Q1 2015 reflecting lower current account hedge income, the impact of the overall portfolio mix being increasingly weighted towards secured lending and mortgage customers switching from standard variable rate (SVR) to lower rate products. SVR balances represented 16% of the mortgage book at 31 March 2016 compared with 20% a year earlier and 17% at the end of Q4 2015.  NIM was broadly stable compared with Q4 2015.

•	Commercial Banking NIM was broadly stable compared with Q1 2015.

Notes:
(1)	Gross yield is the interest earned on average interest-earning assets as a percentage of average interest-earning assets.
(2)	Interest spread is the difference between the gross yield and interest paid on average interest-bearing liabilities as a percentage of average interest-bearing liabilities.
(3)	Net interest margin is net interest income as a percentage of average interest-earning assets.
(4)	PBB NIM was 2.83% (Q4 2015 - 2.80%; Q1 2015 - 3.02%); CPB NIM was 1.91% (Q4 2015 - 1.87%; Q1 2015 - 1.94%).
(5)	Net interest margin includes Treasury allocations and interest on intercompany borrowings, which are excluded from third party customer rates.
(6)

Ulster Bank Ireland Limited manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

Analysis of results

The following table reconciles the non-statutory non-interest income (a non-GAAP financial measure) to non-interest income reported on a statutory basis.

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Non-interest income	£m	£m	£m

Net fees and commissions	654	653	812

Income from trading activities
- non-statutory basis	(110)	59	235
- own credit adjustments	148	(44)	95

Statutory basis	38	15	330

Own credit adjustments (1)
- non-statutory basis	256	(115)	120
- income from trading activities	(148)	44	(95)
- own credit adjustments	(108)	71	(25)

Statutory basis	-	-	-

Loss on redemption of own debt - statutory basis	-	(263)	-

Strategic disposals (1)
- non-statutory basis	(6)	(22)	(135)
- other operating income	6	22	135

Statutory basis	-	-	-

Other operating income
- non-statutory basis	114	10	284
- own credit adjustments	108	(71)	25
- strategic disposals	(6)	(22)	(135)

Statutory basis	216	(83)	174

Total non-interest income - non-statutory basis	908	322	1,316

Total non-interest income - statutory basis	908	322	1,316
Key points
•

Non-interest income was £908 million, a reduction of £408 million, or 31%, compared with £1,316 million in Q1 2015. The reduction principally reflects a £234 million fall in Capital Resolution due to planned asset disposals, a £233 million increase in the charge for volatile items under IFRS (£356 million in Q1 2016 compared with £123 million in Q1 2015) and a £194 million reduction in CIB, reflecting a challenging market and the reduced scale of the business. Partially offsetting, strategic disposal losses were £135 million in Q1 2015, largely in respect of International Private Banking.

•

Compared with Q4 2015, non-interest income was £586 million higher principally reflecting an own credit adjustment gain of £256 million compared with a charge of £115 million in Q4 2015, a £263 million loss on redemption of own debt in Q4 2015 and a reduction in Capital Resolution losses.  Partially offsetting, a £356 million charge for volatile items under IFRS was reported in the quarter compared with a gain of £59 million in Q4 2015.

•

Net fees and commissions fell by £158 million, or 19%, compared with Q1 2015 to £654 million reflecting the planned Capital Resolution asset run-down, £59 million, lower CIB income, down £104 million, and lower interchange fees in UK PBB, down £25 million.

•

Losses from trading activities totalled £110 million in Q1 2016 compared with income of £235 million in Q1 2015, reflecting an increased charge for volatile items under IFRS as well as income reductions across CIB and Capital Resolution.

•	Other operating income of £114 million was £170 million lower than Q1 2015 principally reflecting planned Capital Resolution run-down.
Notes:
(1)	Items reallocated to other expense lines, not reconciling items.

Analysis of results

The following table reconciles the non-statutory operating expenses (a non-GAAP financial measure) to operating expenses reported on a  statutory basis.

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Operating expenses	£m	£m	£m

Staff costs
- non-statutory basis	(1,202)	(1,072)	(1,285)
- restructuring costs	(121)	(205)	(56)

Statutory basis	(1,323)	(1,277)	(1,341)

Premises and equipment
- non-statutory basis	(315)	(422)	(411)
- restructuring costs	(9)	(25)	(8)

Statutory basis	(324)	(447)	(419)

Other administrative expenses
- non-statutory basis	(446)	(786)	(380)
- litigation and conduct costs	(31)	(2,124)	(856)
- restructuring costs	(98)	(282)	(103)

Statutory basis	(575)	(3,192)	(1,339)

Restructuring costs (1)
- non-statutory basis	(238)	(614)	(447)
- staff costs	121	205	56
- premises and equipment	9	25	8
- other administrative expenses	98	282	103
- write-down of goodwill and other intangible assets	10	86	-
- depreciation and amortisation	-	16	280

Statutory basis	-	-	-

Litigation and conduct costs (1)
- non-statutory basis	(31)	(2,124)	(856)
- other administrative expenses	31	2,124	856

Statutory basis	-	-	-

Depreciation and amortisation
- non-statutory basis	(178)	(170)	(232)
- restructuring costs	-	(16)	(280)

Statutory basis	(178)	(186)	(512)

Write down of goodwill (1)
- non-statutory basis	-	(498)	-
- write down of goodwill and other intangible assets	-	498	-

Statutory basis	-	-	-

Write-down of other intangible assets
- non-statutory basis	(10)	(75)	-
- write down of goodwill and other intangible assets	10	75	-

Statutory basis	-	-	-

Write down of goodwill and other intangible assets
- non-statutory basis	-	-	-
- write down of goodwill	-	(498)	-
- write down of other intangible assets	(10)	(75)	-
- restructuring costs	(10)	(86)	-

Statutory basis	(20)	(659)	-

Operating expenses - non-statutory basis	(2,420)	(5,761)	(3,611)

Operating expenses - statutory basis	(2,420)	(5,761)	(3,611)

Note:

(1)	Items reallocated to other expense lines, not reconciling items.

Analysis of results

Key points

•

Total operating expenses of £2,420 million were £1,191 million, or 33%, lower than Q1 2015 principally reflecting lower litigation and conduct costs of £31 million (Q1 2015 - £856 million) and lower restructuring costs of £238 million (Q1 2015 - £447 million).

•

Operating expenses excluding restructuring costs (Q1 2016 - £238 million; Q1 2015 - £447 million), litigation and conduct costs (Q1 2016 - £31 million; Q1 2015 - £856 million) fell by £157 million, or 7%, from Q1 2015 to £2,151 million.  Excluding expenses associated with Williams & Glyn (Q1 2016 - £98 million; Q1 2015 - £76 million) and the write down of intangible assets (Q1 2016 - £10 million; Q1 2015 – nil), adjusted operating expenses reduced by £189 million and remain on target to achieve an £800 million reduction for the year.

•	Staff costs of £1,202 million were down £83 million, or 6%, on Q1 2015 reflecting reduced headcount in CIB and Capital Resolution.
•	Restructuring costs of £238 million in the quarter principally related to the Williams & Glyn separation, £158 million.
•

Litigation and conduct costs of £31 million were significantly lower than recorded in previous quarters which included additional provisions for mortgage-backed securities and foreign exchange litigation in the US, additional PPI provisions and other customer redress.

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Impairment losses/(releases)	£m	£m	£m

Loan impairment losses/(releases)
- individually assessed	186	(271)	(15)
- collectively assessed	16	(27)	12
- latent	21	(28)	(225)

Total loan impairment losses/(releases)	223	(326)	(228)
Securities	-	(1)	99

Total impairment losses/(releases)	223	(327)	(129)

	31 March	31 December	31 March
Credit metrics (1)	2016	2015	2015

Gross customer loans	£325,339m	£315,111m	£413,900m
Loan impairment provisions	£6,701m	£7,139m	£13,785m
Risk elements in lending (REIL)	£11,867m	£12,157m	£22,278m
Provisions as a % of REIL	57%	59%	62%
REIL as a % of gross customer loans	3.6%	3.9%	5.4%

Note:

(1)	Includes disposal groups and excludes reverse repos.

Key points

•	A net impairment loss of £223 million was reported in Q1 2016 compared with a release of £129 million in Q1 2015 and a release of £327 million in Q4 2015.
•

Capital Resolution reported an impairment loss of £196 million compared with a release of £145 million in Q1 2015.  The charge for the quarter included £226 million (Q4 2015 - £83 million; Q1 2015 - £59 million) in relation to exposures in the shipping portfolio reflecting difficult conditions in some parts of the sector.

•	Provision coverage decreased from 59% at 31 December 2015 to 57% at 31 March 2016.

Analysis of results

Selected credit risk portfolios
	31 March 2016			31 December 2015
	CRA (1)	TCE (2)	EAD (3)	CRA (1)	TCE (2)	EAD (3)
Natural Resources	£m	£m	£m	£m	£m	£m

Oil & Gas	3,518	6,735	5,225	3,533	6,609	5,606
Mining & Metals	1,050	1,998	1,465	1,134	2,105	1,555
Electricity	3,606	8,344	6,055	2,848	7,454	5,205
Water & Waste	5,125	6,290	6,242	4,835	5,948	5,873

	13,299	23,367	18,987	12,350	22,116	18,239

Commodity Traders (4)	668	1,187	1,215	749	1,117	1,350
Of which: Natural Resources	506	889	796	548	772	776

Shipping	6,894	7,380	7,140	7,140	7,688	7,509

Notes:

(1)	Credit risk assets (CRA) consist of lending gross of impairment provisions and derivative exposures after netting and contingent obligations.
(2)	Total committed exposure (TCE) comprises CRA, securities financing transactions after netting, banking book debt securities and committed undrawn facilities.
(3)

Exposure at default (EAD) reflects an estimate of the extent to which a bank will be exposed under a specific facility on the default of a customer or counterparty.

Uncommitted undrawn facilities are excluded from TCE but included within EAD; therefore EAD can exceed TCE.

(4)	Commodity Traders represent customers in a number of industry sectors, predominantly Natural Resources above.

Key points

•	Oil & Gas - The portfolio remained broadly unchanged. Non-performing loans increased to £182 million (31 December 2015 - £138 million) reflecting the continued challenging market environment.
•

Mining & Metals - Exposure continued to reduce in Q1 2016 predominantly due to proactive credit management. The sector remains under stress and continues to be subject to heightened monitoring. Non-performing loans increased to £101 million (31 December 2015 - £48 million).

•	Commodity Traders - Exposure is mainly to the largest independent physical commodity traders, funding is predominantly short-dated and used for working capital.
•

Shipping - Following deterioration in market values and charter rates to historic lows in the dry bulk sector, provisions increased from £181 million to £374 million in Q1 2016. Non-performing loans increased to £827 million (31 December 2015 - £434 million).

	31 March 2016		31 December 2015
	Balance	Total	Balance	Total
	sheet	exposure	sheet	exposure
Emerging markets (1)	£m	£m	£m	£m

India	1,412	1,646	1,563	1,879
China	1,004	1,028	1,054	1,094

Note:

(1)

Balance sheet and total exposures include banking and trading book debt securities and are net of impairment provisions in respect of lending - refer to the Capital and

Risk management section of RBS’s 2015 Annual Report on Form 20-F for detailed definitions and additional disclosures.

Key points

•	Exposure to most emerging markets decreased in Q1 2016 in line with the RBS strategy to focus on home markets in the UK and the Republic of Ireland.

•	Exposure in China was stable in Q1 2016. The drop in exposure to India mainly reflected reductions in corporate lending.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)		PRA transitional basis
	31 March	31 December	31 March	31 December
	2016	2015	2016	2015
Risk asset ratios	%	%	%	%

CET1	14.6	15.5	14.6	15.5
Tier 1	15.4	16.3	17.7	19.1
Total	18.8	19.6	22.9	24.7

Capital	£m	£m	£m	£m

Tangible equity	40,892	40,943	40,892	40,943

Expected loss less impairment provisions	(936)	(1,035)	(936)	(1,035)
Prudential valuation adjustment	(408)	(381)	(408)	(381)
Deferred tax assets	(1,075)	(1,110)	(1,075)	(1,110)
Own credit adjustments	(371)	(104)	(371)	(104)
Pension fund adjustment	(458)	(161)	(458)	(161)
Other deductions	(1,214)	(544)	(1,214)	(522)

Total deductions	(4,462)	(3,335)	(4,462)	(3,313)

CET1 capital	36,430	37,608	36,430	37,630
AT1 capital	1,997	1,997	7,756	8,716
Tier 1 capital	38,427	39,605	44,186	46,346
Tier 2 capital	8,422	8,002	13,028	13,619

Total regulatory capital	46,849	47,607	57,214	59,965

Risk-weighted assets

Credit risk
- non-counterparty	171,600	166,400
- counterparty	27,100	23,400
Market risk	21,200	21,200
Operational risk	29,600	31,600

Total RWAs	249,500	242,600

Leverage (2)

Derivatives	312,200	262,500
Loans and advances	338,600	327,000
Reverse repos	42,500	39,900
Other assets	189,600	186,000

Total assets	882,900	815,400
Derivatives
- netting	(303,500)	(258,600)
- potential future exposures	75,900	75,600
Securities financing transactions gross up	7,100	5,100
Undrawn commitments	62,300	63,500
Regulatory deductions and other adjustments	3,600	1,500

Leverage exposure	728,300	702,500

Tier 1 capital	38,427	39,605

Leverage ratio %	5.3	5.6

Analysis of results

Key points

●	CET1 ratio of 14.6% fell by 90 basis points in the quarter reflecting lower CET1 capital as well as higher RWAs.

●	CET1 capital decreased by £1.2 billion due to the payment of the final DAS dividend (50 basis points impact on CET1 ratio) and the accelerated pension payment (30 basis points).

●

RWAs have increased by £6.9 billion in the quarter to £249.5 billion reflecting loan growth in the core franchises alongside market volatility and exchange rate movements as sterling weakened (£3.3 billion).

●

Increases in non-counterparty credit risk RWAs (£5.2 billion) and counterparty risk RWAs (£3.7 billion) were partly offset by a £2.0 billion reduction associated with the annual recalculation of operational risk RWAs.

●

The increase in credit risk RWAs was principally across Commercial Banking (£3.9 billion), UK PBB (£1.5 billion) and RBSI (£0.8 billion). Partially offsetting, Capital Resolution reduced by £1.8 billion in line with planned run-down.

○ Commercial Banking and RBSI credit risk RWAs increased as a result of asset growth and the impact of foreign exchange movements.
○ UK PBB credit risk RWAs increased due to mortgage lending growth and a recalibration of mortgage risk parameter models.

●	Counterparty risk RWAs increased in the quarter in CIB and Capital Resolution driven by market volatility and the implementation of new risk parameter models.

●	Leverage ratio decreased in the quarter from 5.6% to 5.3% due to lower Tier 1 capital (as discussed above) and an increase in funded assets reflecting loan growth.

 Segment performance

	Quarter ended 31 March 2016
	PBB		CPB						Central	Non-
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	statutory	Reconciling	Statutory
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	total	items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,019	105	536	113	75	19	86	162	41	2,156	-	2,156
Other non-interest income	256	50	317	52	15	258	(35)	43	(298)	658	250	908
Own credit adjustments	-	3	-	-	-	64	108	-	81	256	(256)	-
Strategic disposals	-	-	-	-	-	-	(6)	-	-	(6)	6	-

Total income	1,275	158	853	165	90	341	153	205	(176)	3,064	-	3,064

Direct expenses
- staff costs	(181)	(51)	(131)	(40)	(10)	(67)	(45)	(62)	(615)	(1,202)	(121)	(1,323)
- other costs**	(63)	(11)	(49)	(14)	(5)	(14)	(33)	(15)	(745)	(949)	(148)	(1,097)
Indirect expenses	(484)	(42)	(256)	(83)	(20)	(250)	(154)	(21)	1,310	-	-	-
Restructuring costs
- direct	(13)	(6)	(1)	(1)	-	-	(7)	(20)	(190)	(238)	238	-
- indirect	(9)	-	1	(15)	(1)	(12)	(9)	-	45	-	-	-
Litigation and conduct costs	-	-	(2)	-	-	(18)	(10)	-	(1)	(31)	31	-

Operating expenses	(750)	(110)	(438)	(153)	(36)	(361)	(258)	(118)	(196)	(2,420)	-	(2,420)

Profit/(loss) before impairment losses	525	48	415	12	54	(20)	(105)	87	(372)	644	-	644
Impairment releases/(losses)	(16)	13	(14)	(2)	(2)	--	(196)	(6)	--	(223)	-	(223)

Operating profit/(loss)	509	61	401	10	52	(20)	(301)	81	(372)	421	-	421
										-
Additional information
Return on equity (2)	26.1%	8.8%	11.1%	1.5%	16.0%	(2.6%)	nm	nm	nm	(9.6%)	-	(9.6%)
Cost:income ratio	59%	70%	51%	93%	40%	106%	nm	58%	nm	79%	-	79%
Total assets (£bn)	146.3	22.7	139.4	17.4	23.7	255.9	218.8	24.2	34.5	882.9	-	882.9
Funded assets (£bn)	146.3	22.6	139.4	17.3	23.7	116.0	50.2	24.2	31.0	570.7	-	570.7
Net loans and advances to customers (£bn)	121.8	17.9	96.4	11.6	8.0	18.6	22.4	20.1	1.8	318.6	-	318.6
Risk elements in lending (£bn)	2.4	4.5	2.2	0.1	0.1	-	2.2	0.4	-	11.9	-	11.9
Impairment provisions (£bn)	(1.6)	(2.7)	(1.1)	-	-	-	(1.0)	(0.3)	-	(6.7)	-	(6.7)
Customer deposits (£bn)	136.9	13.7	97.1	23.2	21.6	6.7	24.9	24.3	6.6	355.0	-	355.0
Risk-weighted assets (RWAs) (£bn)	34.7	20.4	75.7	8.6	9.1	36.1	47.6	9.7	7.6	249.5	-	249.5
RWA equivalent (£bn)	37.5	21.7	79.7	8.6	9.1	36.7	48.4	10.1	7.8	259.6	-	259.6
Employee numbers (FTEs - thousands)	21.4	3.2	6.0	1.8	0.7	1.3	1.0	5.5	51.5	92.4	-	92.4

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments and strategic disposals (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; other non-interest income - £6 million loss on strategic disposals and gain on own credit adjustment of £256 million; staff costs - reallocation of £121 million loss from restructuring costs; and other costs – reallocation of £148 million loss from restructuring costs and £31 million loss from litigation and conduct costs.

** Other costs include the following: premises and equipment of £324 million, other administrative expenses of £575 million, depreciation and amortisation of £178 million and write-down of goodwill and other intangible assets of £20 million.

For the notes to this table refer to page 24. nm = not meaningful

Segment performance

	Quarter ended 31 December 2015
	PBB		CPB						Central	Non-
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	statutory	Reconciling	Statutory
	UK PBB	Bank	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	total	items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,030	85	512	108	78	28	6	165	150	2,162	-	2,162
Other non-interest income	224	31	285	50	17	224	(239)	43	87	722	(137)	585
Own credit adjustments	-	-	-	-	-	(66)	(5)	-	(44)	(115)	115	-
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(263)	(263)	-	(263)
Strategic disposals	-	-	-	-	-	-	(24)	-	2	(22)	22	-

Total income	1,254	116	797	158	95	186	(262)	208	(68)	2,484	-	2,484

Direct expenses
- staff costs	(199)	(40)	(124)	(43)	(12)	(63)	(54)	(61)	(476)	(1,072)	(205)	(1,277)
- other costs**	(82)	(28)	(80)	(7)	(5)	(50)	(54)	(24)	(1,123)	(1,453)	(3,031)	(4,484)
Indirect expenses	(596)	(49)	(380)	(109)	(24)	(251)	(286)	(22)	1,717	-	-	-
Restructuring costs												-
- direct	(31)	7	(40)	(7)	-	-	(21)	(28)	(494)	(614)	614	-
- indirect	(56)	(1)	(14)	12	1	(62)	(83)	-	203	-	-	-
Litigation and conduct costs	(607)	4	8	(10)	-	(5)	(1,498)	-	(16)	(2,124)	2,124	-
Write-down of goodwill	-	-	-	(498)	-	-	-	-	-	(498)	498	-

Operating expenses	(1,571)	(107)	(630)	(662)	(40)	(431)	(1,996)	(135)	(189)	(5,761)	-	(5,761)

(Loss)/profit before impairment losses	(317)	9	167	(504)	55	(245)	(2,258)	73	(257)	(3,277)	-	(3,277)
Impairment (losses)/releases	27	10	(27)	(12)	-	-	356	(20)	(7)	327	-	327

Operating (loss)/profit	(290)	19	140	(516)	55	(245)	(1,902)	53	(264)	(2,950)	-	(2,950)

Additional information
Return on equity (2)	(16.8%)	3.0%	3.1%	(118.9%)	19.1%	(15.1%)	nm	nm	nm	(26.5%)	-	(26.5%)
Cost:income ratio	125%	92%	79%	419%	42%	232%	nm	65%	nm	232%	-	231.8%
Total assets (£bn)	143.9	21.3	133.5	17.0	23.1	215.3	201.5	24.1	35.7	815.4	-	815.4
Funded assets (£bn)	143.9	21.2	133.5	17.0	23.1	103.3	53.4	24.1	33.4	552.9	-	552.9
Net loans and advances to customers	119.8	16.7	91.3	11.2	7.3	16.1	23.6	20.0	2.0	308.0	-	308.0
Risk elements in lending	2.7	3.5	1.9	0.1	0.1	-	3.4	0.5	-	12.2	-	12.2
Impairment provisions	(1.8)	(1.9)	(0.7)	-	(0.1)	-	(2.3)	(0.3)	-	(7.1)	-	(7.1)
Customer deposits	137.8	13.1	88.9	23.1	21.3	5.7	26.0	24.1	6.0	346.0	-	346.0
Risk-weighted assets (£bn)	33.3	19.4	72.3	8.7	8.3	33.1	49.0	9.9	8.6	242.6	-	242.6
RWA equivalent (£bn)	35.5	20.4	77.6	8.7	8.3	33.4	50.3	10.4	8.8	253.4	-	253.4
Employee numbers (FTEs - thousands)	22.4	2.5	5.8	1.9	0.7	1.3	1.4	5.1	50.4	91.5	-	91.5

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely loss on own credit adjustments, gain on redemption of own debt, write-down of goodwill and strategic disposals (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs and write-down of goodwill. These excluded or reallocated costs for the period presented reflect the following; non-interest income – gain on own credit adjustment of £115 million and loss on strategic disposals of £22 million; staff costs - reallocation of £205 million loss from restructuring costs; and other costs – reallocation of £323 million loss from restructuring costs, £2,124 million loss from litigation and conduct costs and £498 million loss from write-downs of goodwill and other intangible assets.

** Other costs include the following: premises and equipment of £447 million, other administrative expenses of £3,192 million, depreciation and amortisation of £186 million and write-down of goodwill and other intangible assets of £659 million.

For the notes to this table refer to page 24. nm = not meaningful

Segment performance

	Quarter ended 31 March 2015
	PBB		CPB							Non-
		Ulster	Commercial	Private	RBS		Capital	Williams	Central	statutory	Reconciling	Statutory
	UK PBB	Bank	Banking	Banking	International	CIB	Resolution	& Glyn	items (1)	total	items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,032	95	482	110	76	14	157	163	74	2,203	-	2,203
Other non-interest income	282	43	307	55	17	470	250	41	(134)	1,331	(15)	1,316
Own credit adjustments	-	-	-	-	-	46	65	-	9	120	(120)	-
Strategic disposals	-	-	-	-	-	-	(14)	-	(121)	(135)	135	-

Total income	1,314	138	789	165	93	530	458	204	(172)	3,519	-	3,519

Direct expenses
- staff costs	(200)	(40)	(123)	(46)	(10)	(109)	(92)	(45)	(620)	(1,285)	(56)	(1,341)
- other costs**	(64)	(18)	(51)	(9)	(4)	(26)	(57)	(6)	(788)	(1,023)	(1,247)	(2,270)
Indirect expenses	(445)	(43)	(241)	(68)	(24)	(257)	(260)	(25)	1,363	-	-	-
Restructuring costs
- direct	-	-	-	-	-	-	(16)	-	(431)	(447)	447	-
- indirect	(30)	1	1	3	(2)	(91)	(184)	-	302	-	-	-
Litigation and conduct costs	(354)	-	-	(2)	-	(334)	(166)	-	-	(856)	856	-

Operating expenses	(1,093)	(100)	(414)	(122)	(40)	(817)	(775)	(76)	(174)	(3,611)	-	(3,611)

Profit/(loss) before impairment losses	221	38	375	43	53	(287)	(317)	128	(346)	(92)	-	(92)
Impairment losses	(20)	25	1	1	(2)	8	145	21	(50)	129	-	129

Operating profit/(loss)	201	63	376	44	51	(279)	(172)	149	(396)	37	-	37

Additional information
Return on equity (2)	8.4%	10.1%	12.4%	7.8%	18.8%	(13.3%)	nm	nm	nm	(4.3%)	-	(4.3%)
Cost:income ratio	83%	72%	52%	74%	43%	154%	nm	37%	nm	103%	-	103%
Total assets (£bn)	137.8	21.7	131.1	17.3	24.3	308.7	338.7	23.7	101.6	1,104.9	-	1,104.9
Funded assets (£bn)	137.8	21.6	131.1	17.3	24.3	152.1	108.3	23.7	97.7	713.9	-	713.9
Net loans and advances to customers	111.7	16.7	86.2	11.1	7.2	31.6	48.5	19.5	67.7	400.2	-	400.2
Risk elements in lending	3.4	4.0	2.3	0.1	0.1	-	10.4	0.6	1.4	22.3	-	22.3
Impairment provisions	(2.4)	(2.1)	(0.8)	(0.1)	(0.1)	-	(7.3)	(0.4)	(0.6)	(13.8)	-	(13.8)
Customer deposits	131.6	13.5	90.0	22.0	22.7	11.2	34.6	22.1	74.9	422.6	-	422.6
Risk-weighted assets (£bn)	35.9	20.4	63.1	8.4	7.9	43.8	84.3	10.5	74.3	348.6	-	348.6
RWA equivalent (£bn)	38.6	19.3	69.7	8.4	7.9	44.5	90.1	11.1	74.7	364.3	-	364.3
Employee numbers (FTEs - thousands)	22.7	2.4	5.8	2.0	0.6	1.6	2.3	4.4	49.9	91.7	-	91.7

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments and strategic disposals (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income - gain on own credit adjustment of £120 million and loss on strategic disposals of £135 million; staff costs - reallocation of £56 million loss from restructuring costs; and other costs – reallocation of £391 million loss from restructuring costs and £856 million loss from litigation and conduct costs.

** Other costs include the following: premises and equipment of £419 million, other administrative expenses of £1,339 million and depreciation and amortisation of £512 million.

Notes:

(1)	Central items includes unallocated costs and assets which principally comprise volatile items under IFRS and balances in relation to Citizens for Q1 2015 and international private banking.
(2)

RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets after capital deductions (RWAes). Franchise adjusted (2,3) return on equity was 10.9% (Return on equity for Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and CIB combined).

Segment performance

Q1 2016 compared to Q1 2015

UK Personal & Business Banking

●

UK PBB operating profit of £509 million improved from a £201 million profit in Q1 2015 and a £290 million loss in Q4 2015 largely due to the absence of litigation and conduct costs.  Operating profit excluding restructuring costs of £22 million (Q4 2015 - £87 million, Q1 2015 - £30 million) and litigation and conduct costs of £607 million  in Q4 2015 (Q1 2015 - £354 million) of £531 million was down £54 million, or 9%, from Q1 2015, but was £127 million, or 31%, higher than Q4 2015 principally reflecting the UK bank levy charge, £45 million, and write down of intangible assets, £48 million, in Q4 2015.

●

Mortgage activity continued to strengthen with applications up 61% from £6.4 billion in Q1 2015 to £10.3 billion providing a strong forward pipeline for Q2 2016. Gross new lending almost doubled to £7.0 billion. Market share of new mortgages was approximately 11.4% compared with a stock share of 8.3% helping to support mortgage balance growth of 13%.

●

Further steps were taken during the quarter to enhance customer experience in digital channels, including the ability for NatWest customers to apply for a personal loan or credit card via our mobile app.

●

The Reward account continues to show positive momentum and now has 539,000 fee-paying customers, compared with 202,000 at 31 December 2015. We are seeing positive evidence of increased levels of engagement and continue to embed the product across our population of main bank customers.

●

Including the impact of business transfers of £1.1 billion, net loans and advances increased by £10.1 billion, or 9%, from Q1 2015, principally driven by mortgages, and increased by £2.0 billion from Q4 2015 with continued strong mortgage growth and positive momentum in business and personal unsecured lending.

●

Income of £1,275 million was 3% down on Q1 2015 but was 2% higher than Q4 2015 as margins stabilised. Net interest margin was 25bps lower than Q1 2015 at 3.02% reflecting lower current account hedge income, the impact of asset growth being skewed towards mortgages, and mortgage customers switching from standard variable rate (SVR) to lower rate products. SVR balances represented 16% of the mortgage book at 31 March 2016 compared with 20% a year earlier and 17% at the end of Q4 2015. Non-interest income reduced by £26 million, or 9%, to £256 million reflecting reduced interchange fees on credit and debit cards after regulatory changes and cash-back payments following the launch of the Reward account.

●

Total expenses were 31% lower than Q1 2015 at £750 million principally driven by the absence of litigation and conduct charges. Operating expenses excluding restructuring of £22 million (Q4 2015 - £87 million, Q1 2015 - £30 million) and litigation and conduct costs of £607 million  in Q4 2015 (Q1 2015 - £354 million increased by 3% to £728 million reflecting increased technology investment in the business partly offset by lower direct staff costs as headcount efficiencies continue.

●

In addition, plans were announced to reorganise our investment advice and protection businesses, including the launch of an online investment platform, and to enhance and streamline our distribution model.

●	The net impairment charge of £16 million reflects continued benign credit conditions.

Note:

(1)	The business transfers included: net loans and advances of £1.1 billion, customer deposits of £2.0 billion and total income of £13 million in Q1 2015 comparatives have not been restated.

Segment performance

Ulster Bank RoI

●	Ulster Bank RoI recorded an operating profit of £61 million (€78 million), down 3% on Q1 2015 (6% in euro terms) due to a lower level of impairment releases.
●	A profit of £22 million (€28 million) relating to asset disposals has been recognised in Q1 2016, of which £11 million (€14 million) was reported in income.
●

Income increased by 14%, (11% in euro terms), from Q1 2015 to £158 million (€205 million) in Q1 2016. The increase in income was primarily due to asset disposals, £11 million (€14 million in euro terms), business income growth driven by deposit re-pricing and new business lending partly offset by reduced income on free funds.

●

Total operating expenses increased by 10% (7% in euro terms) reflecting higher restructuring costs primarily relating to asset disposals. The cost:income ratio reduced to 70% compared with 72% in Q1 2015. A realignment of costs within direct expenses resulted in an increase in staff costs in Q1 2016 with an offsetting reduction in other costs. This reflects the re-allocation of 640 staff from UK PBB to align with current management responsibilities following the separation of the Northern Ireland and Republic of Ireland businesses.

●

A net impairment release of £13 million (€17 million) was largely driven by asset disposals which benefited from improved market conditions. Underlying credit metrics also continue to benefit from the improving economic environment. RWAs of £20.4 billion were in line with Q1 2015 however in euro terms, RWAs decreased 9% (€2.5 billion) to €25.7 billion compared with Q1 2015.

●

New lending indicators remain positive, underpinned by the continued improvement in Irish economic conditions, with gross new mortgage lending increasing by 32% to £0.1 billion (€0.2 billion) compared with Q1 2015. Net loans and advances to customers increased 7% to £17.9 billion driven by exchange rate movements. In Euro terms net loans reduced by €0.6 billion from Q1 2015 and include a reduction of €0.9 billion in the low yielding tracker mortgage portfolio to €11.6 billion.

Commercial Banking

●	Commercial Banking reported an operating profit of £401 million, up 7% from Q1 2015. Return on equity was 11% compared with 12% in the prior year.
●

Net loans and advances, adjusting for the impact of transfers(2), increased by £4.0 billion from Q1 2015 to £96.4 billion and increased by £3.9 billion compared with Q4 2015, principally reflecting increased borrowing by large UK and Western Europe corporate customers. The increase compared with Q1 2015 comprised £6.5 billion of net new lending, partially offset by £2.5 billion of strategic run-off and disposals. Excluding the transferred businesses, customer deposits of £97.1 billion were up £5.0 billion on Q1 2015 and £6.1 billion on Q4 2015.

●

Total income of £853 million was 8% higher than Q1 2015 largely reflecting increased asset volumes, supplemented by the impact of portfolio transfers. Net interest margin of 1.88% remained broadly stable compared with Q1 2015 but has increased by 6 basis points compared with Q4 2015 driven by reduced funding costs.

●

Operating expenses increased by 6% from Q1 2015 to £438 million largely due to the impact of the portfolio transfers. Operating expenses excluding restructuring costs (Q4 2015 - £54 million) and litigation and conduct costs £2 million (Q4 2015 - (£8) million) fell by £148 million from Q4 2015 principally due to the UK bank levy charge of £103 million in the prior quarter.

●	Net impairment losses were £14 million compared with a release of £1 million in Q1 2015. Impairments remained at low levels.
●	RWAs were £75.7 billion, an increase of £12.6 billion on Q1 2015 reflecting asset growth and portfolio transfers of £9.9 billion partially offset by active portfolio management.

Notes:

(1)

Gross loans and advances to customers at 31 March 2016 include €1.0 billion (€0.2 billion net of impairment provisions) of largely non-performing balances transferred from Capital Resolution on 1 January 2016. Comparatives have not been restated.

(2)

The portfolio transfers included: total income of £51 million (Q4 2015 - £47 million; Q1 2015 - nil); operating expenses of £25 million (Q4 2015 - £12 million; Q1 2015 - nil); net loans and advances to customers of £7.3 billion (31 December 2015 - £5.0 billion; 31 March 2015 - nil); customer deposits of £2.0 billion (31 December 2015 and 31 March 2015 - nil); and RWAs of £9.9 billion (31 December 2015 - £8.4 billion; 31 March 2015 - nil). The portfolio transfers were as follows: Q2 2015 - UK corporate loan; Q4 2015 - Western European corporate loan; Q1 2016 - Ulster Bank NI commercial and RCR residual portfolios. Comparatives have not been restated. Asset growth in transferred businesses achieved since Q4 is included in underlying commercial business.

Segment performance

Private Banking

●	Private Banking made an operating profit of £10 million, £34 million lower than Q1 2015. The £516 million loss reported in Q4 2015 included a £498 million goodwill impairment charge.
●

Net loans and advances increased 5% to £11.6 billion, due to increased mortgage lending, and customer deposits grew by 5% to £23.2 billion from Q1 2015. Assets under management reduced by £0.3 billion to £14.0 billion reflecting adverse market conditions.

●

Total income at £165 million was in line with Q1 2015 as the benefit of an increase in net interest margin was offset by a more competitive market in investments and transactional flows driving down net fees and commissions. Income was up £7 million compared with Q4 2015 due to an increase in net interest margin reflecting reduced funding costs.

●

Operating expenses excluding restructuring costs of £16 million (Q1 2015 - (£3) million) and litigation and conduct costs (Q1 2015 - £2 million) were 11% higher than Q1 2015 at £137 million reflecting increased infrastructure costs absorbed from the sale of the international business, partially offset by reduced staff costs as employee numbers declined by over 10%. Operating expenses excluding restructuring costs of £16 million (Q4 2015 - (£5) million) and litigation and conduct costs (Q4 2015 - £10 million) and write down of goodwill (Q4 2015 - £498 million).

RBS International
●	RBS International (RBSI) reported an operating profit of £52 million, broadly in line with Q1 2015.
●

Net loans and advances to customers increased by 11% to £8.0 billion from Q1 2015 principally reflecting balance drawdowns in the corporate lending portfolio. Customer deposits fell by £1.1 billion to £21.6 billion due to planned re-pricing activity.

●	Total income fell 3% from Q1 2015 to £90 million driven by lower deposit margins partially offset by increased asset volumes.

Segment performance

Corporate & Institutional Banking (CIB)

●

CIB reported an operating loss of £20 million compared with an operating loss of £279 million in Q1 2015. The reduction was driven by lower income partially offset by lower expenses, down £456 million, or 56%, compared with Q1 2015. Operating loss excluding own credit adjustments (Q1 2016 - £64 million; Q1 2015 - £46 million), restructuring costs (Q1 2016 - £12 million; Q1 2015 - £91 million) and litigation and conduct costs (Q1 2016 - £18 million; Q1 2015 - £334 million) for the quarter was £54 million compared with a profit of £100 million in Q1 2015.

●

Total income reduced by £189 million, or 36%, to £341 million compared with £530 million in Q1 2015, driven by reductions in Rates and Financing reflecting the difficult market conditions in Q1 2016 and the reduced scale of the business. Currencies performed robustly in Q1 2016, which contrasted with Q1 2015 when a loss relating to the removal of the Swiss Franc’s peg to the Euro was incurred. Total income excluding own credit adjustments (Q1 2016 - £64 million; Q1 2015 - £46 million) and which included a £42 million movement associated with the transfer of portfolios to Commercial Banking, of £277 million was £207 million lower than Q1 2015. Total income was 83% higher than in Q4 2015 (£341 million compared with £186 million).

●

Operating expenses reduced by £456 million, or 56%, to £361 million compared with £817 million in Q1 2015 as business reshaping and headcount reductions continued. Operating expenses excluding restructuring costs (Q1 2016 - £12 million; Q1 2015 - £91 million) and litigation and conduct costs (Q1 2016 - £18 million; Q1 2015 - £334 million) fell by £61 million, or 16%, to £331 million.  Operating expenses fell by £456 million compared with Q1 2015. Excluding restructuring costs (Q1 2016 - £12 million; Q4 2015 - £62 million) and litigation and conduct costs (Q1 2016 - £18 million; Q4 2015 - £5 million) operating expenses fell by £33 million principally reflecting the UK bank levy charge of £24 million in the prior quarter.

●

Total assets fell by £52.8 billion to £255.9 billion compared with £308.7 billion in Q1 2015 as business reshaping continues. This included the transfer of third party assets of £16 billion of Short Term Money markets business to Treasury and £5 billion to Commercial Banking.

●

RWAs were stable compared with Q1 2015 at £36.1 billion, including the impact of the transfers to Commercial Banking. The £3.0 billion increase from Q4 2015 was principally due to model updates and the impact of market volatility in Q1 2016.

Note:

(1)	The portfolio transfers included third party assets of £16 billion of Short Term Money markets business to Treasury and £5 billion to Commercial Banking comparatives have not been restated.

Segment performance

Capital Resolution

●

RWAs reduced by £1.4 billion in the quarter to £47.6 billion reflecting a moderate level of disposal activity, partially offset by an increase associated with the weakening of sterling in the quarter and the lowering of rates.

●	Funded assets reduced by £3.2 billion in Q1 2016 to £50.2 billion with the most significant reductions across Markets and Shipping.
●

An operating loss of £301 million was recorded in Q1 2016 compared with a £172 million loss in Q1 2015. Total income of £153 million has fallen by £305 million compared with Q1 2015 but increased by £415 million compared with Q4 2015 primarily due to lower disposal losses and favourable own credit adjustments. Q1 income includes £109 million in respect of an expected distribution to successful plaintiffs in the Madoff related class action.

●

Operating expenses excluding restructuring costs (Q1 2016 - £16 million; Q1 2015 - £200 million) and litigation and conduct costs (Q1 2016 – £10 million; Q1 2015 - £166 million) fell by £177 million, or 43% to £232 million compared with Q1 2015, principally reflecting the impact of a 1,300 reduction in headcount, Operating expenses excluding restructuring costs (Q1 2016 - £16 million; Q4 2015 -£104 million) and litigation and conduct costs (Q1 2016 - £10 million; Q4 2015 - £1,498 million) fell by £162 million, or 41%, compared with Q4 2015.

●

A net impairment charge of £196 million was recorded in the quarter principally comprising charges relating to a number of shipping assets (£226 million).  Impairment releases of £145 million and £356 million were reported in Q1 2015 and Q4 2015 respectively.

●

RWAs have fallen by £36.7 billion to £47.6 billion from Q1 2015, primarily due to run-off and loan portfolio disposals. Funded assets have reduced by £58.1 billion to £50.2 billion for the same period.

Central items & other

●

Central items not allocated represented a charge of £372 million in the quarter compared with a £396 million charge in Q1 2015. Treasury funding costs, including a £356 million charge for volatile items under IFRS, were a charge of £286 million, versus a charge of £108 million in Q1 2015. Restructuring costs in the quarter include a £138 million charge relating to Williams & Glyn. These were offset in part by an OCA gain of £81 million as spreads widened, and a gain of £2 million on the disposal of available-for-sale securities in Treasury (Q1 2015 - £27 million charge).

Segment performance

Williams & Glyn

●

W&G’s reported segmental results reflect the contribution made by W&G’s ongoing business to RBS. These figures do not reflect the cost base, funding, liquidity and capital profile of W&G as a standalone bank and do not contain certain customer portfolios which are currently reported through other segments within RBS.

●

Progress has been made in a number of areas necessary to becoming a standalone bank including the majority of employee roles having now been filled, the transfer of over 5,000 people onto W&G terms and conditions and the resegmentation of commercial customers to an operating model fit for a challenger bank.

●

New lending increased by 50% to £1.4 billion compared with Q1 2015. Notably, new mortgages were up 107% to £581 million, driven by a more buoyant market, greater productivity and more competitive pricing, while commercial increased by 29% to £740 million.

●	This momentum has been a key driver of the 3% year on year increase in net loans and advances to £20.1 billion at the end of Q1 2016.
●	Momentum continued across both personal and commercial deposits delivering a £2.2 billion, or 10%, increase in total deposits over the last 12 months to £24.3 billion.
●

Operating profit of £81 million was down 46% from Q1 2015 largely due to increased operating expenses, as the business continued to build central functions incurring restructuring costs to do so,  and increased impairments following a significant release in Q1 2015.

●	Total income was stable at £205 million compared with Q1 2015 as mortgage margin pressures have largely been offset by increased asset volumes.
●

Operating expenses were £118 million, an increase of £42 million, or 55%, on Q1 2015 as the business continued to build central functions and operations, including £20 million of IT restructuring spend.

●	Net impairment losses totalled £6 million compared with a net release of £21 million in Q1 2015. The charge was £14 million lower due to a large specific impairment taken in Q4 2015.

Selected statutory financial statements

Consolidated income statement for the period ended 31 March 2016

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015*
	£m	£m	£m

Interest receivable	2,829	2,855	3,076
Interest payable	(673)	(693)	(873)

Net interest income	2,156	2,162	2,203

Fees and commissions receivable	866	904	989
Fees and commissions payable	(212)	(251)	(177)
Income from trading activities	38	15	330
Loss on redemption of own debt	-	(263)	-
Other operating income	216	(83)	174

Non-interest income	908	322	1,316

Total income	3,064	2,484	3,519

Staff costs	(1,323)	(1,277)	(1,341)
Premises and equipment	(324)	(447)	(419)
Other administrative expenses	(575)	(3,192)	(1,339)
Depreciation, amortisation and write downs	(178)	(186)	(512)
Write down of goodwill and other intangible assets	(20)	(659)	-

Operating expenses	(2,420)	(5,761)	(3,611)

Profit/(loss) before impairment losses	644	(3,277)	(92)
Impairment (losses)/releases	(223)	327	129

Operating profit/(loss) before tax	421	(2,950)	37
Tax (charge)/credit	(80)	261	(190)

Profit/(loss) from continuing operations	341	(2,689)	(153)
Profit/(loss) from discontinued operations, net of tax	-	90	(316)

Profit/(loss) for the period	341	(2,599)	(469)

Attributable to:
Non-controlling interests	22	20	(84)
Preference share and other dividends	94	121	74
Dividend access share	1,193	-	-
Ordinary shareholders	(968)	(2,740)	(459)

	341	(2,599)	(469)

Loss per ordinary share (EPS)
Basic and diluted EPS from continuing and discontinued operations	(8.3p)	(23.6p)	(4.0p)
Basic and diluted EPS from continuing operations	(8.3p)	(24.5p)	(2.2p)

* Restated, refer to Note 1 on page 36 for further details.

Selected statutory financial statements

Consolidated statement of comprehensive income for the period ended 31 March 2016

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015*
	£m	£m	£m

Profit/(loss) for the period	341	(2,599)	(469)

Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	(529)	(93)	3
Tax	143	310	-

	(386)	217	3

Items that do qualify for reclassification
Available-for-sale financial assets	(8)	139	202
Cash flow hedges	946	(398)	124
Currency translation	582	(4)	11
Tax	(238)	2	(102)

	1,282	(261)	235

Other comprehensive income/(loss) after tax	896	(44)	238

Total comprehensive income/(loss) for the period	1,237	(2,643)	(231)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	72	13	47
Preference shareholders	56	74	70
Paid-in equity holders	38	47	4
Dividend access share	1,193	-	-
Ordinary shareholders	(122)	(2,777)	(352)

	1,237	(2,643)	(231)

* Restated, refer to Note 1 on page 36 for further details.

Key points

●

Following payment of the outstanding deficit reduction contributions of £4.2 billion, there was a surplus in RBS’s main pension scheme which has been restricted to the recoverable amount (£413 million – refer to Note 3 on page 36), resulting in a pre-tax charge of £529 million during the quarter.

●	Cash flow hedging gains in the quarter principally result from decreases in sterling swap rates across the maturity profile of the portfolio.

●	Currency translation gains for the quarter have primarily resulted from the weakening of sterling against the euro and the US dollar.

Selected statutory financial statements

Consolidated balance sheet as at 31 March 2016

	31 March	31 December
	2016	2015
	£m	£m

Assets
Cash and balances at central banks	72,083	79,404
Net loans and advances to banks	19,295	18,361
Reverse repurchase agreements and stock borrowing	15,037	12,285
Loans and advances to banks	34,332	30,646
Net loans and advances to customers	317,088	306,334
Reverse repurchase agreements and stock borrowing	27,319	27,558
Loans and advances to customers	344,407	333,892
Debt securities	87,622	82,097
Equity shares	1,255	1,361
Settlement balances	9,331	4,116
Derivatives	312,217	262,514
Intangible assets	6,534	6,537
Property, plant and equipment	4,552	4,482
Deferred tax	2,160	2,631
Prepayments, accrued income and other assets	5,032	4,242
Assets of disposal groups	3,405	3,486

Total assets	882,930	815,408

Liabilities
Bank deposits	31,774	28,030
Repurchase agreements and stock lending	12,120	10,266
Deposits by banks	43,894	38,296
Customer deposits	352,344	343,186
Repurchase agreements and stock lending	26,910	27,112
Customer accounts	379,254	370,298
Debt securities in issue	29,576	31,150
Settlement balances	8,808	3,390
Short positions	22,666	20,809
Derivatives	304,789	254,705
Provisions, accruals and other liabilities	14,748	15,115
Retirement benefit liabilities	519	3,789
Deferred tax	825	882
Subordinated liabilities	20,870	19,847
Liabilities of disposal groups	2,816	2,980

Total liabilities	828,765	761,261

Equity
Non-controlling interests	788	716
Owners’ equity*
Called up share capital	11,662	11,625
Reserves	41,715	41,806

Total equity	54,165	54,147

Total liabilities and equity	882,930	815,408

* Owners’ equity attributable to:
Ordinary shareholders	47,426	47,480
Other equity owners	5,951	5,951

	53,377	53,431

The parent company’s distributable reserves at 31 March 2016 were £15.3 billion (31 December 2015 - £16.3 billion).

Selected statutory financial statements

Consolidated statement of changes in equity for the period ended 31 March 2016

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015*
	£m	£m	£m

Called-up share capital
At beginning of period	11,625	6,984	6,877
Ordinary shares issued	37	51	48
Conversion of B shares (1)	-	4,590	-

At end of period	11,662	11,625	6,925

Paid-in equity
At beginning of period	2,646	2,646	784
Redeemed/reclassified	-	-	(150)

At end of period	2,646	2,646	634

Share premium account
At beginning of period	25,425	25,315	25,052
Ordinary shares issued	85	110	112

At end of period	25,510	25,425	25,164

Merger reserve
At beginning of period	10,881	13,222	13,222
Transfer to retained earnings	-	(2,341)	-
At end of period	10,881	10,881	13,222

Available-for-sale reserve
At beginning of period	307	210	299
Unrealised (losses)/gains	(3)	139	39
Realised (gains)/losses	(5)	2	106
Tax	(1)	(44)	(26)
Transfer to retained earnings	-	-	(47)

At end of period	298	307	371

Cash flow hedging reserve
At beginning of period	458	810	1,029
Amount recognised in equity	1,233	(65)	498
Amount transferred from equity to earnings	(287)	(333)	(386)
Tax	(263)	46	(41)
Transfer to retained earnings	-	-	9

At end of period	1,141	458	1,109

Foreign exchange reserve
At beginning of period	1,674	1,679	3,483
Retranslation of net assets	628	17	494
Foreign currency losses on hedges of net assets	(67)	(26)	(566)
Tax	26	-	(14)
Transfer to retained earnings	-	-	(618)
Recycled to profit or loss on disposal of businesses	(29)	4	-

At end of period	2,232	1,674	2,779

Capital redemption reserve
At beginning of period	4,542	9,132	9,131
Conversion of B shares (1)	-	(4,590)	-

At end of period	4,542	4,542	9,131

* Restated, refer to Note 1 on page 36 for further details.

Notes:

(1)	In October 2015, all B shares were converted into ordinary shares of £1 each.
(2)	See Note 3 – Pensions.
(3)	Relates to the secondary offering of Citizens in March 2015.

Selected statutory financial statements

Consolidated statement of changes in equity for the period ended 31 March 2016

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015*
	£m	£m	£m

Retained earnings
At beginning of period	(4,020)	(3,851)	(4,001)
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	319	(2,709)	(174)
- discontinued operations	-	90	(211)
Equity preference dividends paid	(56)	(74)	(70)
Paid-in equity dividends paid, net of tax	(38)	(47)	(4)
Dividend access share dividend	(1,193)	-	-
Transfer from available-for-sale reserve	-	-	47
Transfer from cash flow hedging reserve	-	-	(9)
Transfer from foreign exchange reserve	-	-	618
Transfer from merger reserve	-	2,341	-
Costs of placing Citizens equity	-	-	(29)
(Loss)/gain on remeasurement of retirement benefit schemes (2)
- gross	(529)	(87)	3
- tax	143	310	-
Shares issued under employee share schemes	(7)	(1)	(56)
Share-based payments
- gross	(25)	12	4
- tax	-	(4)	-
Reclassification of paid-in equity	-	-	(27)

At end of period	(5,406)	(4,020)	(3,909)

Own shares held
At beginning of period	(107)	(108)	(113)
Disposal of own shares	11	1	2
Shares issued under employee share schemes	(33)	-	-

At end of period	(129)	(107)	(111)

Owners’ equity at end of period	53,377	53,431	55,315

Non-controlling interests
At beginning of period	716	703	2,946
Currency translation adjustments and other movements	50	1	83
Profit/(loss) attributable to non-controlling interests
- continuing operations	22	20	21
- discontinued operations	-	-	(105)
Dividends paid	-	-	(11)
Movements in available-for-sale securities
- unrealised (losses)/gains	-	(2)	57
- tax	-	-	(21)
Movements in cash flow hedging reserve
- amount recognised in equity	-	-	12
Actuarial losses recognised in retirement benefit schemes
- gross	-	(6)	-
Equity raised (3)	-	-	2,491

At end of period	788	716	5,473

Total equity at end of period	54,165	54,147	60,788

Total equity is attributable to:
Non-controlling interests	788	716	5,473
Preference shareholders	3,305	3,305	4,313
Paid-in equity holders	2,646	2,646	634
Ordinary shareholders	47,426	47,480	50,368

	54,165	54,147	60,788
* Restated, refer to Note 1 on page 36 for further details.

Notes

1. Basis of preparation

The consolidated financial statements should be read in conjunction with RBS’s 2015 Annual Report on Form 20-F which was prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies

RBS’s principal accounting policies are set out on pages 270 to 283 of the 2015 Annual Report on Form 20-F. Amendments to IFRSs effective for 2016 have not had a material effect on RBS’s Q1 2016 results.

Pensions

In the fourth quarter of 2015, the Group changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. Where the Group has a right to a refund, this is not deemed unconditional if pension fund trustees can enhance benefits for plan members. The amended policy was been applied retrospectively and prior periods restated. For further details, see pages 270 and 271 of RBS’s 2015 Annual Report on Form 20-F.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 279 to 282 of RBS’s 2015 Annual Report on Form 20-F.

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the financial information for the period ended 31 March 2016 have been prepared on a going concern basis.

2. Dividend Access Share

In March 2016, RBS completed the normalisation of its capital structure: the final dividend of £1.2 billion was paid in respect of the Dividend Access Share (DAS) owned by the UK Government and the DAS re-designated a single B ordinary share which was then cancelled.

3. Pensions

In the first quarter of 2016 RBS agreed with the Trustee of the RBS main pension scheme a statement of funding principles in relation to an actuarial valuation as at 31 December 2015. RBS and the Trustee also updated the existing schedule of contributions and recovery plan to reflect the £4.2 billon contribution paid to the fund in March 2016. At 31 March 2016 £413 million of the surplus in the fund has been recognised on the consolidated balance sheet: the amount recoverable from the scheme in the form of future economic benefits.

Notes

4. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	FX	Other
			customer	investigations/	regulatory		Property
	PPI	IRHP	redress (1)	litigation	provisions	Litigation	and other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2016	996	149	672	306	41	3,944	1,258	7,366
Transfer from accruals and other liabilities	-	-	-	-	-	-	19	19
Transfer	-	-	21	(35)	(21)	106	(71)	-
Currency translation and other movements	-	-	-	10	2	124	28	164
Charge to income statement (2)	-	-	11	-	1	33	79	124
Releases to income statement (2)	-	-	(8)	-	-	(1)	(19)	(28)
Provisions utilised	(85)	(41)	(63)	-	-	(24)	(69)	(282)

At 31 March 2016	911	108	633	281	23	4,182	1,225	7,363

Notes:

(1)	Closing provision predominantly relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

There are uncertainties as to the eventual cost of redress in relation to the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

5. Litigation, investigations and reviews

RBS’s 2015 Annual Report on Form 20-F. issued on 24 March 2016 included comprehensive disclosures about RBS's litigation, investigations and reviews in Note 30. Set out below are the material developments in these matters since the 2015 Annual Report on Form 20-F was published.

Litigation

Interest rate swaps antitrust litigation

On 18 April 2016, an antitrust complaint was filed in the United States District Court for the Southern District of New York against RBS plc and other members of the Group, as well as a number of other interest rate swap dealers. The plaintiff, TeraExchange, alleges that it would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. The complaint contains allegations of collusion between the dealers similar to those contained in the interest rate swap antitrust class actions that RBS has previously disclosed. RBS anticipates moving to dismiss the claims asserted in these matters.

Weiss v. National Westminster Bank Plc (NatWest)

As previously disclosed, NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. The schedule for the remainder of the matter, including trial, has not been set, but NatWest intends to assert other grounds for summary judgment that the trial court has not previously ruled upon.

Notes

5. Litigation, investigations and reviews

Investigations and reviews

Loan securitisation business investigations

As previously disclosed, ongoing matters include, among others, an active investigation by the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures. On 31 August 2015, the Connecticut Department of Banking issued two letters to RBS Securities Inc., indicating that it is has concluded that RBS Securities Inc. may have violated the Connecticut Uniform Securities Act when underwriting MBS, noting RBS plc’s May 2015 FX-related guilty plea. Discussions relating to a possible resolution are ongoing.

Foreign exchange related investigations

As previously disclosed, in July 2014 the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

FCA review of RBS’s treatment of SMEs

As previously disclosed, in January 2014, the FCA appointed a Skilled Person to review RBS’s treatment of UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring Group or within similar units within RBS’s Corporate Banking Division that were focussed on customers in financial difficulties. RBS is cooperating fully with the FCA in its review.

On 13 April 2016 the FCA announced that it had received the Skilled Person’s draft final report, is carefully considering the contents and will discuss the findings with the Skilled Person. RBS will have an opportunity to respond to the Skilled Person’s findings before any substantive announcement by the FCA, the timing of which has not been determined.

UK retail banking

As previously disclosed, in November 2014 the Competition & Markets Authority (CMA) made its final decision to proceed with a market investigation reference (MIR) in respect of retail banking. In October 2015, the CMA published its summary of provisional findings, concluding that there are a number of competition concerns in the provision of personal current accounts (PCAs), business current accounts and SME lending. At the same time, the CMA published a notice of possible remedies to address its concerns, including measures to make it easier for customers to compare products, and requiring banks to help raise public awareness of, and confidence in, switching bank accounts.

On 7 March 2016, the CMA announced that it is extending the MIR by 3 months with a revised statutory deadline of 12 August 2016. The CMA also published a supplemental notice of possible remedies which sets out four additional remedies focussed on PCA overdrafts, in addition to the remedies set out in the October 2015 notice of possible remedies. The provisional decision on remedies is now expected to be published in May 2016.

Notes

5. Litigation, investigations and reviews

FCA wholesale sector competition review

As previously disclosed, on 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA was to undertake a market study into investment and corporate banking and potentially into asset management. The terms of reference for the investment and corporate banking market study were published on 22 May 2015. On 13 April 2016, the FCA published its interim report on the investment and corporate banking market study which sets out various proposed remedies, including the following: measures designed to improve clients’ ability to appoint banks that best suit their needs; measures to ensure that conflicts are properly managed; and improvements to the Initial Public Offering (IPO) process. The FCA has indicated that it will publish its final report in Summer 2016.

On 18 November 2015, the FCA also announced that a market study would be undertaken into asset management. The FCA has said that it intends to publish an interim report in Summer 2016 with the final report expected in early 2017. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

FCA request concerning Mossack Fonseca

In common with other banks, RBS received a letter from the FCA on 4 April 2016 requesting information about any relationship RBS has with the Panama-based law firm Mossack Fonseca or any individuals named in recent media coverage in connection with the same. RBS has responded to the FCA setting out details of the limited services provided to Mossack Fonseca and its clients and is continuing its internal review, as well as monitoring all new information published.

Opening of enforcement proceedings by FINMA against Coutts & Co Ltd

The Swiss Financial Market Supervisory Authority (FINMA) has opened enforcement proceedings against Coutts & Co Ltd (Coutts), a member of the RBS Group incorporated in Switzerland, with regard to certain client accounts held with Coutts. Coutts is also cooperating with authorities in other jurisdictions in relation to connected accounts.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland Limited

On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland Limited (UBIL), a member of the RBS Group, incorporated in the Republic of Ireland, to participate in this review and UBIL is co-operating with the CBI in this regard. Separately, on 15 April, the CBI notified UBIL that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Notes

6. Recent developments

Liability management exercise

In April 2016, RBS completed cash tenders of certain US dollar, sterling and euro senior debt securities totalling £2.3 billion (equivalent).

Issue of new ordinary shares

In April 2016, 37.6 million new ordinary shares were issued for £85 million for the purposes of partly neutralising the impact of 2016 coupon payments on discretionary hybrid capital from a Common Equity Tier 1 capital perspective, as explained in the Full Year 2015 results announcement.

March 2016 Budget

In the Budget on 16 March 2016, the UK Government announced its intention to further restrict the use of tax losses carried forward by UK banks. If these measures are enacted, they would be taken into consideration in any future reviews of the recoverability of the bank's deferred tax assets associated with UK tax losses. The Budget is likely to be enacted around July 2016.

7. Post balance sheet events

Other than matters disclosed, there have been no further significant events between 31 March 2016 and the date of approval of this announcement.

Additional information

Share information

	31 March 2016	31 December 2015	31 March 2015

Ordinary share price	222.7p	302.0p	340.0p

Number of ordinary shares in issue	11,661m	11,625m	6,414m

Number of equivalent B shares in issue	-	-	5,100m

Total number of ordinary and equivalent B shares in issue	11,661m	11,625m	11,514m

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2016.

As at 31 March 2016
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	11,661
Non-cumulative preference shares of US$0.01	1

11,662
Retained income and other reserves	41,715

Owners’ equity	53,377

Group indebtedness
Subordinated liabilities	20,870
Debt securities in issue	29,576

Total indebtedness	50,446

Total capitalisation and indebtedness	103,823

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

There were issuances of c. £1 billion, buybacks of c. £2.8 billion and maturities of c. £1.3 billion of debt securities during April and May 2016.

On May 10, 2016, RBS plc announced its intention to redeem one series of outstanding euro-denominated trust preferred securities issued by RBS Capital Trust C and one series of euro-denominated subordinated notes issued by RBC plc (together, the “Euro Securities”) on July 12, 2016. The total aggregate amount of the Euro Securities to be redeemed is expected to be approximately €1 billion (or approx $1.1 billion translated at May 10, 2016 rate - €1:$1.1392).

On May 16, 2016, RBS Holdings N.V. announced its intention to redeem three series of outstanding dollar-denominated trust preferred securities issued by RBS Capital Funding Trust V, RBS Capital Funding Trust VI, and RBS Capital Funding Trust VII, respectively, (together, the “Dollar Securities”) on June 13, 2016. The total aggregate amount of the Dollar Securities to be redeemed is expected to be approximately $3.3 billion.

Other than as disclosed above, the information contained in the tables above has not changed materially since 31 March 2016.

Additional information

Other financial data

		Year ended 31 December
	Quarter ended 31 March 2016 (5)	2015	2014	2013	2012	2011

Return on average total assets (1)	(0.4%)	(0.2%)	(0.3%)	(0.7%)	(0.4%)	(0.1%)
Return on average ordinary shareholders’ equity (2)	(8.2%)	(4.0%)	(6.5%)	(14.7%)	(8.9%)	(3.1%)
Average owners’ equity as a percentage of average total assets	6.2%	6.0%	5.8%	5.5%	5.2%	4.9%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	1.41	0.17	1.52	(0.51)	0.13	0.78
- excluding interest on deposits	1.95	(1.17)	2.61	(5.12)	(3.73)	(0.86)
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	1.60	0.19	1.67	(0.55)	0.13	0.78
- excluding interest on deposits	2.68	(1.60)	3.58	(6.95)	(4.80)	(0.86)

Notes:

(1)	Return on average total assets represents loss attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents loss attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for the years ended 31 December 2015, 2013, 2012, and 2011, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2015, 2013, 2012 and 2011 was £3,088 million, £9,247 million, £6,353 million and £1,860 million, respectively. The coverage deficiency for fixed charges for the years ended 31 December 2015, 2013, 2012 and 2011 was £2,703 million, £8,849 million, £6,052 million and £1,860 million, respectively.

(5)	Based on unaudited numbers.

Appendix 1 Additional segment information

Appendix 1 UK Personal & Business Banking

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement	£m	£m	£m

Net interest income	1,019	1,030	1,032

Net fees and commissions	255	220	267
Other non-interest income	1	4	15

Non-interest income	256	224	282

Total income	1,275	1,254	1,314
Direct expenses
- staff costs	(181)	(199)	(200)
- other costs	(63)	(82)	(64)
Indirect expenses	(484)	(596)	(445)
Restructuring costs
- direct	(13)	(31)	-
- indirect	(9)	(56)	(30)
Litigation and conduct costs	-	(607)	(354)

Operating expenses	(750)	(1,571)	(1,093)

Operating profit/(loss) before impairment (losses)/releases	525	(317)	221
Impairment (losses)/releases	(16)	27	(20)

Operating profit/(loss)	509	(290)	201

Analysis of income by product
Personal advances	204	177	199
Personal deposits	166	181	181
Mortgages	564	569	571
Cards	142	140	168
Business banking	175	180	180
Other	24	7	15

Total income	1,275	1,254	1,314

Analysis of impairments by sector
Personal advances	6	13	31
Mortgages	4	5	5
Business banking	-	(24)	(40)
Cards	6	(1)	5
Other	-	(20)	19

Total impairment losses/(releases)	16	(27)	20

	31 March	31 December	31 March
	2016	2015	2015
Balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)
- Personal advances	6.0	6.0	6.4
- Mortgages	108.0	104.8	96.0
- Business banking	5.5	5.3	5.9
- Cards	3.9	4.1	4.3
- Others	-	1.4	1.5

Total loans and advances to customers (gross)	123.4	121.6	114.1

Notes:

(1)	Excluding restructuring costs, litigation and conduct costs and write down of goodwill.
(2)	Excluding own credit adjustments, gains/(losses) on redemption of own debt and strategic disposals.
(3)	Does not reflect the cost base, funding, liquidity and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn.
(4)	Asia-Pacific portfolio.
(5)	European, the Middle East and Africa portfolio.

1

Appendix 1 Ulster Bank RoI (€ Euro)

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement	€m	€m	€m

Net interest income	136	118	128

Net fees and commissions	27	28	29
Other non-interest income	38	16	28
Own credit adjustment	4	-	-

Non-interest income	69	44	57

Total income	205	162	185

Direct expenses
- staff costs	(66)	(55)	(54)
- other costs	(15)	(37)	(25)
Indirect expenses	(55)	(68)	(57)
Restructuring costs
- direct	(8)	9	-
- indirect	-	(1)	1
Litigation and conduct costs	-	5	-

Operating expenses	(144)	(147)	(135)

Operating profit before impairment releases	61	15	50
Impairment releases	17	14	33

Operating profit	78	29	83

Analysis of income by business
Corporate	73	53	50
Retail	130	105	103
Other	2	4	32

Total income	205	162	185

Analysis of impairments by sector
Mortgages	2	29	(25)
Commercial real estate
- investment	(6)	4	1
- development	(2)	(2)	-
Other corporate	(12)	(42)	(9)
Other lending	1	(3)	-

Total impairment releases	(17)	(14)	(33)

	31 March	31 December	31 March
	2016	2015	2015
Balance sheet	€bn	€bn	€bn

Loans and advances to customers (gross)
- Mortgages	18.6	18.8	19.5
-Commercial real estate
- investment	1.2	0.9	1.4
- development	0.7	0.3	0.4
- Other corporate	5.0	4.8	4.2
- Other lending	0.5	0.5	0.6

Total loans and advances to customers (gross)	26.0	25.3	26.1

For the notes to this table refer to page 1.

2

Appendix 1 Ulster Bank RoI (£ Sterling)

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement	£m	£m	£m

Net interest income	105	85	95

Net fees and commissions	21	22	22
Other non-interest income	29	9	21
Own credit adjustment	3	-	-

Non-interest income	53	31	43

Total income	158	116	138

Direct expenses
- staff costs	(51)	(40)	(40)
- other costs	(11)	(28)	(18)
Indirect expenses	(42)	(49)	(43)
Restructuring costs
- direct	(6)	7	-
- indirect	-	(1)	1
Litigation and conduct costs	-	4	-

Operating expenses	(110)	(107)	(100)

Operating profit before impairment releases	48	9	38
Impairment releases	13	10	25

Operating profit	61	19	63

Analysis of income by business
Corporate	56	38	37
Retail	100	75	77
Other	2	3	24

Total income	158	116	138

Analysis of impairments by sector
Mortgages	1	21	(19)
Commercial real estate
- investment	(5)	3	-
- development	(2)	(2)	-
Other corporate	(8)	(30)	(6)
Other lending	1	(2)	-

Total impairment releases	(13)	(10)	(25)

	31 March	31 December	31 March
	2016	2015	2015
Balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)
- Mortgages	14.8	13.8	14.1
-Commercial real estate
- investment	1.0	0.7	1.0
- development	0.6	0.2	0.3
- Other corporate	3.8	3.5	3.0
- Other lending	0.4	0.4	0.4

Total loans and advances to customers (gross)	20.6	18.6	18.8
Spot exchange rate	1.263	1.362	1.382

For the notes to this table refer to page 1.

3

Appendix 1 Commercial Banking

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement	£m	£m	£m

Net interest income	536	512	482
Net fees and commissions	262	258	230
Other non-interest income	55	27	77
Non-interest income	317	285	307

Total income	853	797	789

Direct expenses
- staff costs	(131)	(124)	(123)
- other costs	(14)	(44)	(15)
- operating lease costs	(35)	(36)	(36)
Indirect expenses	(256)	(380)	(241)
Restructuring costs
- direct	(1)	(40)	-
- indirect	1	(14)	1
Litigation and conduct costs	(2)	8	-
Operating expenses	(438)	(630)	(414)

Operating profit before impairment (losses)/releases	415	167	375
Impairment (losses)/releases	(14)	(27)	1

Operating profit	401	140	376

Analysis of income by business
Commercial lending	436	411	388
Deposits	125	125	111
Asset and invoice finance	177	168	178
Other	115	93	112

Total income	853	797	789

Analysis of impairments by sector
Commercial real estate	(2)	8	(4)
Asset and invoice finance	3	8	1
Private sector services (education, health, etc)	1	4	3
Banks & financial institutions	-	(1)	-
Wholesale and retail trade repairs	3	-	(2)
Hotels and restaurants	-	(2)	(3)
Manufacturing	1	-	1
Construction	1	1	-
Other	7	9	3

Total impairment losses/(releases)	14	27	(1)
	31 March	31 December	31 March
	2016	2015	2015
Balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)
- Commercial real estate	17.5	16.7	16.7
- Asset and invoice finance	14.4	14.4	13.9
- Private sector services (education, health etc)	7.0	6.7	7.0
- Banks & financial institutions	7.4	7.1	5.3
- Wholesale and retail trade repairs	8.3	7.5	7.0
- Hotels and restaurants	3.5	3.3	3.3
- Manufacturing	6.4	5.3	4.2
- Construction	2.2	2.1	1.8
- Other	30.8	28.9	27.8

Total loans and advances to customers (gross)	97.5	92.0	87.0

For the notes to this table refer to page 1

4

Appendix 1 Private Banking

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement	£m	£m	£m

Net interest income	113	108	110

Net fees and commissions	46	44	50
Other non-interest income	6	6	5

Non-interest income	52	50	55

Total income	165	158	165

Direct expenses
- staff costs	(40)	(43)	(46)
- other costs	(14)	(7)	(9)
Indirect expenses	(83)	(109)	(68)
Restructuring costs
- direct	(1)	(7)	-
- indirect	(15)	12	3
Litigation and conduct costs	-	(10)	(2)
Write down of goodwill	-	(498)	-

Operating expenses	(153)	(662)	(122)

Operating profit/(loss) before impairment (losses)/releases	12	(504)	43
Impairment (losses)/releases	(2)	(12)	1

Operating profit/(loss)	10	(516)	44

Analysis of income by business
Investments	28	21	24
Banking	137	137	141

Total income	165	158	165

	31 March	31 December	31 March
	2016	2015	2015
Balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)
- Personal	2.6	2.7	2.7
- Mortgages	6.8	6.5	6.3
- Other	2.2	2.0	2.2

Total loans and advances to customers (gross)	11.6	11.2	11.2

For the notes to this table refer to page 1.

5

Appendix 1 RBS International

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement	£m	£m	£m

Net interest income	75	78	76

Net fees and commissions	11	12	10
Other non-interest income	4	5	7

Non-interest income	15	17	17

Total income	90	95	93

Direct expenses
- staff costs	(10)	(12)	(10)
- other costs	(5)	(5)	(4)
Indirect expenses	(20)	(24)	(24)
Restructuring costs
- indirect	(1)	1	(2)

Operating expenses	(36)	(40)	(40)

Operating profit before impairment losses	54	55	53
Impairment losses	(2)	-	(2)

Operating profit	52	55	51

	31 March	31 December	31 March
	2016	2015	2015
Balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)
- Corporate	5.4	4.5	4.6
- Mortgages	2.6	2.5	2.5
- Other	-	0.4	0.2

Total loans and advances to customers (gross)	8.0	7.4	7.3

For the notes to this table refer to page 1.

6

Appendix 1 Corporate & Institutional Banking

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement	£m	£m	£m

Net interest income from banking activities	19	28	14

Net fees and commissions	11	66	115
Income from trading activities	246	203	340
Other operating income	1	(45)	15
Own credit adjustments	64	(66)	46

Non-interest income	322	158	516

Total income	341	186	530
Direct expenses
- staff costs	(67)	(63)	(109)
- other costs	(14)	(50)	(26)
Indirect expenses	(250)	(251)	(257)
Restructuring costs
- indirect	(12)	(62)	(91)
Litigation and conduct costs	(18)	(5)	(334)

Operating expenses	(361)	(431)	(817)

Operating loss before impairment releases	(20)	(245)	(287)
Impairment releases	-	-	8

Operating loss	(20)	(245)	(279)

Analysis of income by product
Rates	114	136	222
Currencies	144	95	90
Financing	49	23	155
Banking/Other	(30)	(2)	(25)

Total excluding own credit adjustments	277	252	442
Own credit adjustments	64	(66)	46
Businesses transferred to Commercial Banking	-	-	42

Total income	341	186	530

	31 March	31 December	31 March
	2016	2015	2015
Balance sheet	£bn	£bn	£bn

Loans and advances to customer (gross, excluding reverse repos)	18.6	16.1	31.6
Loans and advances to banks (excluding reverse repos)	5.2	5.7	2.5
Reverse repos	40.4	38.6	60.1
Securities	29.5	23.7	34.3
Cash and eligible bills	12.2	14.3	10.5
Other	10.1	4.9	13.0

Funded assets	116.0	103.3	152.1

For the notes to this table refer to page 1.

7

Appendix 1 Capital Resolution

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement	£m	£m	£m

Net interest income	86	6	157

Net fees and commissions	30	5	89
Income from trading activities	(74)	(264)	(26)
Other operating income	9	20	187
Own credit adjustments	108	(5)	65
Strategic disposals	(6)	(24)	(14)

Non-interest income	67	(268)	301

Total income	153	(262)	458

Direct expenses
- staff costs	(45)	(54)	(92)
- other costs	(33)	(54)	(57)
Indirect expenses	(154)	(286)	(260)
Restructuring costs
- direct	(7)	(21)	(16)
- indirect	(9)	(83)	(184)
Litigation and conduct costs	(10)	(1,498)	(166)

Operating expenses	(258)	(1,996)	(775)

Operating loss before impairment (losses)/releases	(105)	(2,258)	(317)
Impairment (losses)/releases	(196)	356	145

Operating loss	(301)	(1,902)	(172)

Analysis of income by portfolio
APAC portfolio (4)	1	6	25
Americas portfolio	7	8	23
EMEA portfolio (5)	10	14	26
Legacy loan portfolio	(14)	(26)	107
Shipping	16	14	24
Markets	(29)	(32)	95
GTS	48	69	126
Other	8	(130)	(46)

Income excluding disposals and own credit adjustments	47	(77)	380
Disposal (losses)/gains	(2)	(180)	13
Own credit adjustments	108	(5)	65

Total income	153	(262)	458

8

Appendix 1 Capital Resolution

	31 March	31 December	31 March
	2016	2015	2015
Analysis of RWA by portfolio	£bn	£bn	£bn

APAC portfolio (4)	0.3	0.5	3.9
Americas portfolio	0.6	1.0	8.6
EMEA portfolio (5)	1.2	1.2	5.1
Legacy loan portfolio	3.1	3.7	7.9
Shipping	4.2	4.5	5.5
Markets	22.4	20.7	30.4
GTS	3.3	3.6	8.7
Saudi Hollandi Bank	7.3	6.9	6.4
Other	2.4	2.9	3.8

Total credit and market risk	44.8	45.0	80.3
Operational risk	2.8	4.0	4.0

Total RWAs	47.6	49.0	84.3

	31 March	31 December	31 March
	2016	2015	2015
Balance sheet	£bn	£bn	£bn

Total loans and advances to customers (gross)	23.4	25.9	55.8
Loan impairment provisions	(1.0)	(2.3)	(7.3)

Net loans and advances to customers	22.4	23.6	48.5

Funded assets	50.2	53.4	108.3

For the notes to this table refer to page 1.

9

Appendix 1 Williams & Glyn

	Quarter ended
	31 March	31 December	31 March
	2016	2015	2015
Income statement (3)	£m	£m	£m

Net interest income	162	165	163

Net fees and commissions	40	40	38
Other non-interest income	3	3	3

Non-interest income	43	43	41

Total income	205	208	204

Direct expenses
- staff costs	(62)	(61)	(45)
- other costs	(15)	(24)	(6)
Indirect expenses	(21)	(22)	(25)
Restructuring costs
- direct	(20)	(28)	-
Operating expenses	(118)	(135)	(76)

Operating profit before impairment (losses)/releases	87	73	128
Impairment (losses)/releases	(6)	(20)	21

Operating profit	81	53	149

Analysis of income by product
Retail	115	117	117
Commercial	90	91	87

Total income	205	208	204

Analysis of impairments by sector
Retail	5	1	5
Commercial	1	19	(26)

Total impairment losses/(releases)	6	20	(21)

	31 March	31 December	31 March
	2016	2015	2015
Balance sheet (3)	£bn	£bn	£bn

Loans and advances to customers (gross)
- Retail	11.7	11.6	11.2
- Commercial	8.7	8.7	8.7

Total loans and advances to customers (gross)	20.4	20.3	19.9

For the notes to this table refer to page 1.

10

Appendix 2

Additional capital resources, RWA and leverage information

Appendix 2 Additional capital resources, RWA and leverage information

Capital resources, RWAs and leverage based on the relevant local regulatory capital transitional arrangements for the significant legal entities within the Group are set at below.

	31 March 2016			31 December 2015
	RBS plc	NatWest Plc	UBIL (1)	RBS plc	NatWest Plc	UBIL (1)
Risk asset ratios	%	%	%	%	%	%

CET1	14.3	11.9	29.8	16.0	11.6	29.6
Tier 1	15.3	11.9	29.8	17.1	11.6	29.6
Total	23.5	19.4	32.5	25.3	19.6	32.1

Capital (2)	£m	£m	£m	£m	£m	£m

Tangible equity	49,181	12,255	6,316	49,212	10,784	5,753

Expected loss less impairment provisions	(299)	(634)	-	(395)	(703)	(22)
Prudential valuation adjustment	(403)	(1)	-	(349)	(1)	-
Deferred tax assets	(198)	(621)	(226)	(252)	(622)	(210)
Own credit adjustments	(176)	-	-	17	-	-
Pension fund adjustment	(143)	(285)	89	(138)	-	142
Instruments of financial sector entities where
the institution has a significant investment	(20,079)	(3,067)	-	(15,680)	(2,837)	-
Other adjustments for regulatory purposes	(203)	(35)	(112)	1	533	27

Total deductions	(21,501)	(4,643)	(249)	(16,796)	(3,630)	(63)

CET1 capital	27,680	7,612	6,067	32,416	7,154	5,690
AT1 capital	1,976	-	-	2,318	17	-
Tier 1 capital	29,656	7,612	6,067	34,734	7,171	5,690
Tier 2 capital	15,777	4,806	540	16,607	4,966	485

Total regulatory capital	45,433	12,418	6,607	51,341	12,137	6,175

Risk-weighted assets

Credit risk
- non-counterparty - advanced IRB	58,665	42,300	17,534	57,790	39,231	16,761
- non-counterparty - standardised	75,605	13,437	1,184	88,654	15,191	968
- counterparty	25,278	434	459	21,769	402	345
Market risk	18,808	524	39	19,073	570	7
Operational risk	14,861	7,209	1,124	15,615	6,361	1,148

Total RWAs	193,217	63,904	20,340	202,901	61,755	19,229

Leverage

Derivatives	315,940	2,780	753	265,601	2,086	657
Loans and advances	181,522	209,834	21,101	175,906	207,632	19,876
Reverse repos	34,515	-	-	31,096	-	-
Other assets	201,615	10,570	2,378	196,579	10,674	2,245

Total assets	733,592	223,184	24,232	669,182	220,392	22,778
Derivatives
- netting	(305,353)	(2,011)	(122)	(260,076)	(1,451)	(99)
- potential future exposures	77,234	186	249	76,804	196	246
Securities financing transactions gross up	8,462	-	-	5,162	-	-
Undrawn commitments	43,916	10,064	1,204	46,309	9,890	1,021
Regulatory deductions and other adjustments	(19,509)	(5,371)	(226)	(15,827)	(5,221)	(212)
Exclusion of core UK-group exposures	(20,433)	(67,899)	-	(18,919)	(70,752)	-

Leverage exposure	517,909	158,153	25,337	502,635	153,054	23,734

Tier 1 capital	29,656	7,612	6,067	34,734	7,171	5,690

Leverage ratio %	5.7	4.8	23.9	6.9	4.7	24.0

Notes:

(1)	Ulster Bank Ireland Limited (UBIL) broadly aligns with the segment Ulster Bank RoI.
(2)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases with the exception of unrealised gains on AFS securities which have been included from 2015 under the PRA transitional basis.

1

Appendix 2 Additional capital resources, RWA and leverage information

Key points

The key driver of the movements is the annual phasing-in of the CRR transition rules. The significant investment deduction has increased reflecting an incremental 10% increase in the percentage of significant investments which are treated as a capital deduction and a commensurate 10% decrease in the percentage of significant investments which are treated as risk-weighted assets.

●

RBS plc - The impact of the annual phasing-in is a reduction of 80 basis points. Also, CET1 has decreased as a result of the capital injection into NatWest Plc in the period. RWAs have decreased by £9.7 billion predominantly as a result of the significant investment change referred to above which reduced RWAs by £14.8 billion partly offset by an increase in counterparty risk RWAs of £3.5 billion.

●

NatWest Plc - The impact of the annual phasing-in is a reduction of 50 basis points. Also, CET1 has increased as a result of the capital injection from RBS plc offset by the impact of the pension payment of £4.2 billion to the Main Scheme, being an accelerated payment of existing committed future contributions. RWAs increased by £2.1 billion driven by the risk parameter recalibration of mortgage PDs and annual recalculation of operational risk RWAs offset by the changed treatment of significant investments referred to above.

●

UBIL - CET1 ratio has increased to 29.8% in the period. RWAs have decreased from €26.2 billion to €25.7 billion as a result of reduced exposures and risk parameter improvements. In sterling terms, RWAs have increased by £1.1 billion as a result of the appreciation of the euro against sterling.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Katie Murray

Director of finance

20 May 2016